SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED
           PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
           FILED PURSUANT TO RULE 13d-2(a)

                             NUR MACROPRINTERS LTD.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                ORDINARY SHARES,
                              NIS 1.0 NOMINAL VALUE
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M75165106
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

           Dan Purjes, 200 Park Avenue, 25th Fl., New York, NY, 10166
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 6, 1997
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box / /.

        Note. Schedule filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M75165106              13D                   Page 1 of 8



- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Dan Purjes
      Social Security # ###-##-####
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                          (a) / /
                                          (b) / /
- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

      PF
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)                          /  /

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
- --------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
  NUMBER OF
   SHARES                4,016,099
 BENEFICIALLY
  OWNED BY           -----------------------------------------------------------
    EACH             8   SHARED VOTING POWER
  REPORTING
   PERSON                477,164
    WITH
                     -----------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER

                         4,016,099

                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                         477,164

CUSIP NO. M75165106              13D                   Page 2 of 8

- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,493,263
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                     / /

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      39%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.    Security and Issuer.

The securities are Ordinary Shares of NUR MACROPRINTERS LTD. ("NUR"). NUR's principal executive offices are located at 5 David Navon Street, Moshav Magashimim, 56910 Israel.

Item 2.    Identity and Background.

(a)   The name of the person filing this Schedule is Dan Purjes.

(b) The business address of Dan Purjes, c/o Josephthal & Co. Inc., 200 Park Avenue, 25th Fl., New York, NY, 10166.

(c) Mr. Purjes is the Chairman of the Board, Chief Executive Officer and indirect controlling shareholder of Josephthal & Co. Inc., formerly, Josephthal Lyon & Ross Incorporated ("Josephthal"), a broker-dealer duly licensed under Section 15 of the Securities Exchange Act of 1934, as amended.

(d) No criminal convictions in the last five years (excluding traffic violations or similar misdemeanors).

(e) No judgment, decrees, or final orders with regard to violations of securities laws in the last five years.

(f)   United States citizen.

CUSIP NO. M75165106              13D                   Page 3 of 8

Item 3.    Source and Amount of Funds or Other Consideration.

           The table below details the Ordinary Shares of NUR beneficially owned by Dan Purjes:

# of Shares   Amount of Funds           Nature of Ownership
- -----------   ---------------           -------------------
17,000        $40,162.50                Direct / Dan Purjes
100,000       $233,250.00               Direct / Dan Purjes
5,000         $11,875.00                Indirect / UGMA Lianna Purjes(1)
100,000       $156,250.00               Direct / Dan Purjes
1,000         $2,750.00                 Direct / Dan Purjes
5,000         $11,078.75                Direct / Dan Purjes(2)
25,000        $25,000.00                Direct / Dan Purjes Joint Tenant
                                        with Mary Vitullo
190,000       $190,000.00               Direct / Dan Purjes(3)
223,780       $201,402.00               Direct / Dan Purjes(3)
2,500,000     $2,660,000                Direct / Dan Purjes(3)(4)
12,500        $12,500.00                Direct / Dan Purjes Joint Tenant with
                                        Adrian Beck
174,200       $129,965                  Indirect / J. Partners, L.P.(5)
35,664        $142,656                  Indirect / Josephthal & Co. Inc.(6)
7,000         $17,864.50                Indirect / J. Partners, L.P.
5,000         $10,000                   Direct / Dan Purjes(3)
44,000        $126,830.00               Indirect / J. Partners, L.P.
100,000       $275,750.00               Indirect / J. Partners, L.P.
25,000        $67,457.50                Direct / Dan Purjes
71,000        $201,107.50               Direct / Dan Purjes
10,000        $27,084.60                Indirect /UGMA Lianna Purjes(1)
2,000         $5,643.60                 Indirect / Sugarhouse Follies(7)
50,000        $134,875.00               Direct / Dan Purjes (8)
1,000         $5,330                    Indirect / J. Partners, L.P. (9)
5,000         $25,850                   Indirect / J. Partners, L.P.
5,000         $26,650                   Indirect / J. Partners, L.P.
2,000         $10,890                   Indirect / J. Partners, L.P.
2,000         $10,535                   Indirect / J. Partners, L.P.
3,000         $15,990                   Indirect / J. Partners, L.P.
14,000        $73,229.80                Indirect / J. Partners, L.P.
1,000         $5,445.00                 Indirect / J. Partners, L.P.
28,800        $160,416.00               Indirect / J. Partners, L.P.
30,600        $192,911.58               Indirect / J. Partners, L.P.
14,000        $93,917.40                Indirect / J. Partners, L.P.
4,000         $24,163.50                Indirect / J. Partners, L.P.
8,100         $49,617.36                Indirect / J. Partners, L.P.
500           $2,915.00                 Indirect / J. Partners, L.P.
5,000         $29,150.00                Indirect / J. Partners, L.P.

CUSIP NO. M75165106              13D                   Page 4 of 8

2,000         $11,160.00                Indirect / J. Partners, L.P.
250,000       N/A                       Direct(10)
320,000       N/A                       Direct(11)
84,119        N/A                       Direct(12)
10,000        N/A                       Direct(13)



- -------------------

1 There are 30,000 Ordinary Shares in the aggregate, of NUR held by Dan Purjes's minor children (Adam Purjes and Lianna Purjes). Pursuant to a divorce decree, Dan Purjes is the custodian for Lianna Purjes, and Dan Purjes's ex-wife, Esther Purjes, is the custodian for Adam Purjes. Thus, Dan Purjes does not have beneficial ownership of the 15,000 Ordinary Shares held by Esther Purjes as custodian for Mr. Purjes's son, Adam, in a uniform gift to minors act account.
2 These 5,000 Ordinary Shares are held by Dan Purjes in his profit sharing plan. 3 These Ordinary Shares were originally purchased in the name of Dan Purjes and on March 12, 1999 were transferred to WBMI, L.L.C., a Delaware limited liability Company of which Dan Purjes owns all of the interests.
4 Includes 2,500,000 Ordinary Shares that were acquired by WBM, L.L.C. ("WBM") and Dan Purjes pursuant to a default on a $2,500,000 personal loan made to Moshe Nuri, one of the founders of NUR. WBM is a Delaware limited liability company of which Dan Purjes owns a controlling interest and is the managing member. Please refer to Item 4 below. Also includes 80,000 Ordinary Shares that Mr. Purjes purchased from WBM in a private transaction in January 1999.
5 Includes 88,000 Ordinary Shares originally purchased and held in the name of Dan Purjes and subsequently deposited into J. Partners, L.P. Also includes 86,200 Ordinary Shares deposited into J. Partners, L.P. by clients of Dan Purjes and Josephthal. J. Partners, L.P. is a Delaware partnership of which Dan Purjes owns 100% of the equity of the general partner and is also a limited partner.
6 These 35,664 Ordinary Shares are held by Josephthal, of which Dan Purjes is the Chairman of the Board, Chief Executive Officer and indirect controlling shareholder.
7 Sugarhouse Follies is a Delaware corporation of which Dan Purjes owns 100% of the equity.
8 These 50,000 Ordinary Shares are held by Dan Purjes in his profit sharing plan.
9 J.Partners, L.P. is a Delaware limited partnership of which Dan Purjes owns 100% of the equity of the general partner, J. Partners, Inc.
10 Represents 250,000 Ordinary Shares issuable upon exercise of 250,000 five year stock options, at an exercise price of $1.25 per Ordinary Share, issued to Dan Purjes for services as a director in November 1997.
11 Represents 320,000 Ordinary Shares issuable upon exercise of 320,000 five year warrants, at an exercise price of $1.00 per Ordinary Share, issued in December 1997, as compensation for services in connection with a private placement of the Company's securities. 5,000 of such warrants were originally issued to another individual and were subsequently purchased by Dan Purjes in a private transaction. 10,000 of such warrants were originally issued to another entity and subsequently purchased by Dan Purjes in a private transaction.
12 Represents 84,119 Ordinary Shares issuable upon exercise of 84,119 five year warrants, at an exercise price of $7.20 per Ordinary Share, issued in October 1995, as compensation for services in connection with the Company's initial public offering.
13 Represents 10,000 Ordinary Shares issuable upon exercise of 10,000 five year stock options, at an exercise price of $2.50 per Ordinary Share, issued to Dan Purjes for services as a director in October 1998.

Item 4.    Purpose of Transaction.

      The Ordinary Shares which made Mr. Purjes a reporting person were acquired by him when the beneficial owner of such Ordinary Shares, Moshe Nuri, defaulted upon his obligations under a certain Loan Agreement (the "Loan Agreement") dated March 12, 1996 by and among Mr. Nuri, Henia Nuri (Mr. Nuri's wife), a trustee (the "Trustee") and the lenders (the "Lenders") named in Schedule 1 to the Loan Agreement. Pursuant to the Loan Agreement, the Lenders advanced Mr. Nuri the aggregate principal amount of US $2,500,000, which loan bore interest at the rate of 12% per annum, payable quarterly and matured on March 12, 1997. As collateral security for the Loan, Mr. Nuri pledged to the Lenders, pro rata in accordance with their respective interests, 2,000,000 Ordinary Shares (the "Pledged Shares") beneficially owned by him and also granted to the Lenders, pro rata in accordance with their respective interests, options to acquire 500,000 Ordinary Shares (the "Option Shares"), pursuant to an Option Agreement dated March 12, 1996. Mr. Nuri defaulted upon his obligations and on or about April 6, 1997, Mr. and Mrs. Nuri and Dan Purjes, on behalf of the Lenders, executed a Settlement Agreement pursuant to which the Trustee foreclosed on the Pledged Shares and the Option Shares in the name of WBM, L.L.C. WBM is a Delaware limited liability company of which

CUSIP NO. M75165106              13D                   Page 5 of 8

Mr. Purjes owns a controlling interest and is the managing member. Subsequent to the execution of the Settlement Agreement, all of the Lenders, other than WBM, assigned all of their rights, title and interest in and to the Loan to Mr. Purjes. Mr. Purjes purchased 80,000 Ordinary Shares from WBM in a private transaction on January 14, 1999. As a result of the foregoing transactions, Mr. Purjes obtained a controlling interest in the Company and was elected Chairman of the Company's Board of Directors.

      Mr. Purjes has been granted 250,000 stock options to purchase 250,000 Ordinary Shares for serving as a director of the Company in November 1997 and an additional 10,000 stock options to purchase 10,000 Ordinary Shares for serving as a director in October 1998, and has also been granted warrants to purchase Ordinary Shares, in December 1997, as compensation in connection with a private placement of the Company's securities.

      Mr. Purjes intends to control the business activities of the Company and will attempt to maximize shareholder value. Depending upon market conditions and other factors, Mr. Purjes may from time to time acquire and or dispose of additional Ordinary Shares. However, Mr. Purjes has no present agreement, arrangement or understanding with respect to any such acquisition or disposition of Ordinary Shares, nor with respect to any future disposition of the Company or any of its shares or assets.

Item 5.    Interest in Securities of the Issuer.

(a) The aggregate of 4,493,263 Ordinary Shares of NUR are beneficially held by Mr. Purjes, constituting 39% of the outstanding Ordinary Shares of NUR based upon 10,880,000 Ordinary Shares outstanding as set forth in the Company's Annual Report on Form 20-F dated May 4, 1999, Commission File No. 0-26498.

(b) Mr. Purjes owns 4,016,099 Ordinary Shares of NUR which he holds the sole power to vote and the sole power to dispose of or direct the disposition. Mr. Purjes owns 477,164 Ordinary Shares of NUR with respect to which he holds the shared power to vote and the shared power to dispose of or to direct the disposition.

(c)   There were 17 transactions in the past 60 days as follows:

      J. Partners, L.P. purchased 1,000 Ordinary Shares for an aggregate purchase price of $5,330 in the open market on May 26, 1999.

      J. Partners, L.P. purchased 5,000 Ordinary Shares for an aggregate purchase price of $25,850 in the open market on May 27, 1999.

      J. Partners, L.P. purchased 5,000 Ordinary Shares for an aggregate purchase price of $26,650 in the open market on May 28, 1999.

      J. Partners, L.P. purchased 2,000 Ordinary Shares for an aggregate purchase price of $10,890 in the open market on June 1, 1999.

CUSIP NO. M75165106              13D                   Page 6 of 8

      J. Partners, L.P. purchased 2,000 Ordinary Shares for an aggregate purchase price of $10,535 in the open market on June 2, 1999.

      J. Partners, L.P. purchased 3,000 Ordinary Shares for an aggregate purchase price of $15,990 in the open market on June 2, 1999.

      J. Partners, L.P. purchased 14,000 Ordinary Shares for an aggregate purchase price of $73,229.80 in the open market on June 3, 1999.

      J. Partners, L.P. purchased 1,000 Ordinary Shares for an aggregate purchase price of $5,445.00 in the open market on June 3, 1999.

      J. Partners, L.P. purchased 28,800 Ordinary Shares for an aggregate purchase price of $160,416.00 in the open market on June 7, 1999.

      J. Partners, L.P. purchased 30,600 Ordinary Shares for an aggregate purchase price of $192,911.58 in the open market on June 9, 1999.

      J. Partners, L.P. purchased 14,000 Ordinary Shares for an aggregate purchase price of $93,917.40 in the open market on June 10, 1999.

      J. Partners, L.P. purchased 4,000 Ordinary Shares for an aggregate purchase price of $24,163.50 in the open market on June 14, 1999.

      J. Partners, L.P. purchased 8,100 Ordinary Shares for an aggregate purchase price of $49,617.36 in the open market on June 15, 1999.

      J. Partners, L.P. purchased 500 Ordinary Shares for an aggregate purchase price of $2,915.00 in the open market on June 16, 1999.

      J. Partners, L.P. purchased 5,000 Ordinary Shares for an aggregate purchase price of $29,150.00 in the open market on June 18, 1999.

      J. Partners, L.P. purchased 2,000 Ordinary Shares for an aggregate purchase price of $11,160.00 in the open market on June 29, 1999.

      Dan Purjes purchased 5,000 warrants, each exercisable to purchase one Ordinary Share at an exercise price of $1.00 per Ordinary Share, originally issued to an individual in December, 1997, as compensation in connection with a private placement of the Company's securities, and such warrants were subsequently purchased by Dan Purges for an aggregate purchase price of $21,250.00 in a private transaction on May 27, 1999.

(d)   Not applicable.

(e)   Not applicable.

CUSIP NO. M75165106              13D                   Page 7 of 8


Item 6. Contracts, Arrangements, Understandings or Relationship With respect to Securities of the Issuer.

           None.

Item 7.    Materials to be Filed as Exhibits.

      1. Loan Agreement dated March 12, 1996 by and among Moshe Nuri, Henia Nuri, Trustee, and the Individuals set forth in Schedule 1 thereto.

      2. Option Agreement dated March 12, 1996 by and among Moshe Nuri, Henia Nuri, Trustee, and the Individuals set forth in Schedule 1 thereto.

      3. Settlement Agreement dated April 6, 1997 by and among Moshe Nuri, Henia Nuri, Trustee, and Dan Purjes as attorney-in-fact.

CUSIP N . M75165106              13D                   Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

DATED:  July 29, 1999




                                             /s/ Dan Purjes
                                             -----------------------------
                                             Dan Purjes

                                                                       EXHIBIT 1

                           L O A N A G R E E M E N T

                  Made and signed on the 12 day of March, 1996

                                 B E T W E E N

THE PARTIES LISTED IN SCHEDULE 1 TO THIS LOAN AGREEMENT.
(HEREINAFTER, JOINTLY AND SEVERALLY: "THE LENDERS").

                                                    ON THE FIRST PART

                             AND

MOSHE NURI, BEARER OF ISRAELI I.D. NO.4657557-7
AND
HENIA NUR, BEARER OF ISRAELI I.D. NO.5407479-4
BOTH OF 5 DAVID NAVON STREET, MAGSHIMIM, ISRAEL.

(HEREINAFTER, JOINTLY AND SEVERALLY: THE "BORROWER").

                                                    ON THE SECOND PART

     WHEREAS The Borrower has asked the Lenders to make a loan to the Borrower in the aggregate principal amount of a minimum of $1,000,000 and a maximum of $2,500,000 (hereinafter: the "Requested Loan"); and

     WHEREAS The Lenders agree to make the Requested Loan to the Borrower, subject to the fulfillment of all the declarations, representations, terms and conditions of this Loan Agreement, as set forth below; and

     WHEREAS The parties wish to set forth in this Loan Agreement, the terms and conditions which shall govern their relationship regarding the loan which shall be made by the Lenders to the Borrower.

NOW THEREFORE THE PARTIES HEREBY  DECLARE,  REPRESENT AND AGREE AS  FOLLOWS:

1.    PREAMBLE AND GENERAL:

1.1. The preamble and the appendices to this Loan Agreement constitute an integral and inseparable part hereof.

1.2. The section headings used in this Loan Agreement are intended solely for the convenience of the parties, and shall not be used in the interpretation of this Loan Agreement.

2.    THE LOAN:

2.1. The Borrower hereby applies to the Lenders and the Lenders hereby agree to make the Requested Loan to the Borrower.

2.2. The Lenders hereby agree to lend to the Borrower and the Borrower hereby agrees to borrow from the Lenders an aggregate principal amount of a minimum sum of $1,000,000 (one million U.S. Dollars) (hereinafter: the "Minimum Loan Sum") and a maximum sum of US$2,500,000 (two million five hundred thousand U.S. Dollars) (hereinafter: the "Maximum Loan Sum").

2.3. Upon the date of execution of this Loan  Agreement,  the Lenders  listed in
Schedule 1 hereto (hereinafter: the "Existing Lenders"), agree to make a loan to the Borrower, in an aggregate sum of $2,500,000(two million, five hundred thousand, U.S. Dollars), with each Lender making a personal loan to the Borrower in the amount listed alongside the name of such Lender in Schedule 1.

2.4. The parties agree that following the date of execution of this Loan Agreement, new lenders whose name are not included in Schedule 1 on the date of execution of this Loan Agreement (hereinafter: the "New Lenders"), may replace certain of the Existing Lenders, as to all or part of the loans made by the Existing Lenders, provided that all the loans, when aggregated, shall not exceed the Maximum Loan Sum. In the event that such complete or partial replacement of Existing Lenders shall occur, as aforesaid, then Schedule 1 shall be amended from time to time, in order to state the total sum of the Loan made by each Existing Lender and in order to state the particulars and sums of the loans made by any New Lenders. Prior to becoming a party to this Loan Agreement, each New Lender shall be required to sign a copy of this Loan Agreement

2.5. The parties hereby agree that for the purposes of this Loan Agreement, the Existing Lenders, and the New Lenders, shall all be referred to jointly and severally as the "Lenders".

2.6. The aggregate sum of the loans which are made to the Borrower by the Existing Lenders and by the New Lenders shall be defined for the purposes of this Loan Agreement as the "Loan".

2.7. Each of the parties constituting the Lenders undertakes to lend to the Borrower, the sum appearing alongside the name of such party in Schedule 1 hereto. The full names, addresses, and particulars of the bank accounts of each of the Lenders, are also set forth in Schedule 1 hereto.



                                     EX1-1

      2.7.1. The parties hereby agree to appoint Adv. Meir Fuchs, of 50 Dizengoff Street, Tel Aviv, as their trustee and to grant him the powers set forth in this Loan Agreement below (hereinafter: the "Trustee"). In the event that the Trustee shall not be able to act, or shall decide that he no longer wishes to act as trustee, then the parties shall agree upon a new trustee, and if they shall not be able to agree upon a new trustee, within 14 days of the date that one party gives notice to the other party requesting agreement upon a new trustee, then the successor Trustee shall be appointed by the Chairman of the Bar Association in Israel and his decision shall be final and binding upon the parties.

2.8. Each of the Lenders hereby agrees to transfer his share of the Loan to the Trustee at Bank Leumi Le'Israel Ltd. Branch No. 863, Acct. No. 10691/53(hereinafter: the "Trustee's Account") within 3 business days from the date of execution of this Loan Agreement. The Borrower agrees to register the Liens and to deposit the Escrow Documents, as these terms are defined below, with the Trustee, within 2 days from the date of execution of this Loan Agreement. Upon registration of the Liens and deposit of the Escrow Documents with the Trustee, to the full satisfaction of the Trustee, the Trustee shall immediately transfer the Loan to the Borrower, in U.S. Dollars, by direct bank transfer to the following account: Account name: Nur Focus Nechasim Ve'Hashkaot Ltd., at the First International Bank of Israel Ltd., branch 095, 101 Cahanaman Street, Bnei Brak, Israel, Acct. No. 409-203-157, and the Borrower agrees that transfers made to the above specified account shall be deemed as transfer to the Borrower. All bank fees associated with making the direct bank transfers by the Lenders to the Trustee's Account and by the Trustee to the Borrower's account, shall be borne solely by the Borrower and shall be deducted from the amount of the Loan so transferred to Borrower's account. The date upon which the Trustee shall transfer at least the Minimum Loan Sum to the Borrower, shall be deemed for the purposes of this Loan Agreement as the effective date (hereinafter: the "Effective Date").

2.9. The parties understand and agree that this Loan Agreement shall enter into effect only at such time as the Minimum Loan Sum is transferred to the Borrower. In the event that the Minimum Loan Sum is not transferred to the Borrower's account, by March 31, 1996, then this Loan Agreement, shall be void and of no further effect whatsoever and no party shall have claims of whatever nature against any other party due to such nonperformance. In the event that this Loan Agreement shall become void, as aforesaid, then the Trustee shall cause the immediate release of the Liens which were registered and the Trustee shall immediately return to the Borrower the Escrow Documents which were deposited in his hands, and to each Lender the amount of the Loan so deposited with the Trustee by each Lender, including any interest which may have accumulated in the Trustee's Account.

2.10 If at 15 days from the Effective Date the Maximum Loan Sum has not been transferred to the Borrower, then the Borrower's obligations under this Loan Agreement to pledge shares in accordance with paragraph 8.1, to register the Liens in accordance with paragraph 8.3, and to deposit the Escrow Documents in accordance with paragraph 8.4 shall be reduced in direct proportion to the reduction of the Maximum Loan Amount to the actual Loan, such that the ratio of the Loan to the Pledged Shares shall remain at a ratio of 2.5 to 2. For example, if the Loan is for the Minimum Loan Amount, then the Borrower is obligated to pledge 800,000 shares. The Trustee shall cause the immediate release of the Liens on those shares which are no longer subject to this Loan Agreement and shall immediately return to the Borrower those Escrow Documents, including share certificates, relating to the shares which are no longer subject to this Loan Agreement.

                                     EX1-2

3.    TERM OF THE LOAN:

3.1. The parties agree that the term of the Loan shall be for 365 days from the Effective Date (hereinafter: the "Term of the Loan"), and the Borrower shall repay the Loan, together with any other amounts due thereon pursuant to the terms of this Loan Agreement, to the Lenders no later than at the expiration of the Term of the Loan.

3.2. Repayment of the Loan and payment of the Interest Installments, as defined below, shall be effected by a direct bank transfer in U.S. Dollars from the account of the Borrower to the Trustee's Bank Account. The Trustee shall distribute the repayments and Interest Installments pro-rata, to each of the Lenders, in accordance with the particulars set forth in Schedule 1. Payment of the Interest Installments and Arrears Interest (as hereafter defined), if applicable and repayment of the Loan to the hands of the Trustee, shall be deemed payment to all the Lenders, and such payment by the Borrower to the Trustee, if fully and timely made pursuant to all the terms of this Loan Agreement, shall discharge the Borrower's obligations under this Loan Agreement.

4.    INTEREST:

4.1. The parties agree that the Loan shall bear interest at the rate of 12% (twelve percent), per annum, and the resulting dollar amount shall be paid to the Lenders, as calculated on the Loan, on the dates and in the installments set forth below (hereinafter: the "Interest").

4.2. Borrower shall pay the Interest to the Trustee, in accordance with the instructions of Section 3.2, on a quarterly basis. That is to say, the Borrower shall make four (4) payments to the Trustee, each of a sum equal to one fourth of the Interest, (hereinafter: the "Interest Installments"). The first Interest Installment shall be due ninety (90) days from the Effective Date, and each subsequent Interest Installment shall be due ninety (90) days from the date of payment of the preceding Interest Installment. If the due date for the Interest Installment is not a business day, then the quarterly Interest payment shall be due on the first business day in Israel thereafter (hereinafter: the "Installment Payment Dates").

4.3. The Parties hereby agree that the first Interest Installment shall be paid to all Lenders, including New Lenders, if any, on the first Installment Payment Date, and on that date the Borrower shall pay each of the New Lenders, in accordance with Section 3.2, interest in an amount to be calculated pro rata temporis, from the date on which the New Lender provided his share of the Loan. In order to allay doubt the parties declare and agree that all Interest Installments due after the first Interest Installment shall be paid by the Trustee, after receipt of such sum from the Borrower, to each of the Lenders, in direct proportion to such Lender's pro-rata share of the Loan, as calculated for the applicable 90 day interest quarter.

4.4. The payment of all Interest Installments shall be performed in accordance with the payment instructions set forth in Section 3.2 above.

5.    TIME OF THE ESSENCE:

It is clarified and agreed between the parties that time shall be of the essence with regard to the dates fixed for the payment of all Interest Installments, and Arrears Interest, if any, and with regard to the repayment of the Loan upon the expiration of the Term of the Loan.

                                     EX1-3

6.    INTEREST ON ARREARS:

6.1. In the event that any of the Interest Installments shall not be timely paid, and/or in the event that the Loan shall be not repaid in full upon the expiration of the Term of the Loan, then without derogating from any relief which may be available to the Lenders, the Borrower shall pay the Lenders, interest on any arrears in payment of the Interest Installments and/or any arrears in repayment of the Loan, at a rate of 1 % (one percent) per week, or such other rate as shall be permissible by law (hereinafter: the "Arrears Interest"). The Arrears Interest shall be calculated on a cumulative basis, for each week in which an Interest Installment is in arrears, or for each week in which the repayment of the principal sum of the Loan is in arrears, and this shall be calculated from the date which was fixed for payment and until the actual date of payment of the Interest Installment and/or the principal sum of the Loan, and/or of the Arrears Interest, but in no event less than 5 % of the sum which is in arrears. The Arrears Interest on any period shorter than one week shall be calculated on a proportionate basis (pro rata temporis), based on the number of days for which the applicable payment is in arrears.

6.2. The parties hereby agree that a delay of up to five days in making any payment of any Interest Installment or in repaying the principal sum of the Loan, shall be not deemed a breach of this Loan Agreement. Notwithstanding the aforesaid Arrears Interest shall be payable from the date fixed for payment and until the date of actual payment, as set forth in Section 6.1 above.

7.    TAXES AND PERMITS:

7.1. The Borrower shall be exclusively responsible for obtaining and maintaining any and all permits required by the State of Israel, including a permit from the Bank of Israel, if required, in order to receive the Loan, and to repay the Loan, including any Interest and Arrears Interest accrued thereon. The Lenders shall cooperate with the Borrower in as far as reasonably necessary in order to enable the Borrower to receive the permit(s), if such cooperation is required, but the Lenders' agreement to provide assistance as aforesaid shall in no way place any responsibility upon the Lenders to obtain and/or maintain any permits.

7.2. The parties hereby confirm and agree that the Loan is being made to the Borrower in U.S. Dollars, by the Lenders, who are domiciled outside of Israel, and that repayment of the Loan and the payment of the Interest and of any Arrears Interest, shall be performed in U.S. Dollars, in the manner set forth in this Loan Agreement above. The Borrower undertakes to perform all actions required by the Bank of Israel and by the Authorized Dealer (bank) handling the transfer in order to enable the transfer of the foreign currency to the Lenders' respective accounts outside of Israel. The parties agree that all bank fees and charges associated with paying Interest Installments and any payment of Arrears Interest shall be borne solely by the Borrower, provided that the Lenders shall transfer the Loan to the Trustee's Account, through an Authorized Dealer, as such term is defined in the Currency Control Law 5738-1978.

7.3. The parties clarify and agree that the Loan which is to be repaid to the Lenders and the Interest and Arrears Interest, if any, which are to be paid to the Lenders shall be paid net of any tax in Israel and therefore in the event that any withholding or other tax shall be applied in Israel, to the principal sum of the Loan and/or to the sum of the Interest, and/or to the Arrears Interest, then the Borrower shall be obligated to bear such withholding or other tax and pay any such tax to the applicable authorities, provided that the Lenders are not subject to taxation in Israel for any reason other than for making the Loan.

                                     EX1-4

8.    SECURING THE LOAN:

8.1. In order to secure the repayment of the Loan and the payment of the Interest and of the Arrears Interest, if any, the Borrower hereby agrees to pledge as collateral, 2,000,000 (two million Ordinary shares), par value NIS 1 per share, represented by share certificates numbered from number _____ to number ____ (hereinafter: the "Pledged Shares"), of Nur Advanced Technologies, Ltd. , a public company registered in the State of Israel (hereinafter: "the Company"), and publicly traded on the NASDAQ national market in the United States. As an additional security for the repayment of the Loan and the payment of the Interest and of the Arrears Interest, if any, the Borrower hereby agrees to make a promissory note to each of the Lenders, for each loan made by them to the Borrower, as set forth in section 8.8 below.

8.2. The Borrower hereby warrants, represents, declares and undertakes toward each under, that:

     8.2.1 He is the sole beneficial owner and holder of the Pledged Shares.

     8.2.2. On the date of registration of the Liens on the Pledged Shares, the Pledged Shares shall be free of any rights inherent in any third party, including but without derogating from the generality of the above, any rights of ownership, mortgage, lien, assignment, or any other right whatsoever.

     8.2.3. The Pledged Shares have been fully paid up to the Company, and there are no sums owed to the Company for the Pledged Shares.

     8.2.4. To the best of his knowledge there is no impediment in law or in fact which restricts the pledging of the Pledged Shares, or which will restrict the execution of the Liens or the transfer of the Pledged Shares to the Lenders, in the event that such execution proceedings will be effected in the future.

     8.2.5. In order to forestall any cause of action which may be based upon the rights of a spouse in Israel, under any applicable law or right in equity, the Borrower's wife, Mrs. Henia Nuri, shall append her signature to this Loan Agreement, and if required, to any documents which may be necessary in order to register the Liens, as defined below, on the Pledged Shares.

8.3 It is clarified and agreed that the Lenders have agreed to make the Loan to the Borrower in reliance upon the Borrower's declarations and undertakings as set out above, and subject to the registration of a lien on the Pledged Shares with the Registrar of Liens in Israel in favor of the Trustee (hereinafter: the "Lien") and UCC liens in the State and County of New York, New York, U.S.A., in favor of the Trustee, as agent on behalf of the Lenders (hereinafter: the "UCC Lien" and together: the " Liens ").

8.4 Immediately following the execution of this Loan Agreement, the Borrower shall deposit in escrow with the Trustee: the Note, as defined below, share certificate/s representing the Pledged Shares, a photocopy of which is attached as Appendix "A" to this Loan Agreement, as well as a sufficient number of Deeds of Transfer of Pledged Shares, a photocopy of which form is attached as Appendix "B" to this Loan Agreement, each of which shall be signed by the Borrower, but not filled in as to the number of Pledged Shares or as to the date of transfer. Each of the Lenders shall also deposit with the Trustee a signed notice addressed to the Registrar of Liens in Israel, confirming the agreement of the Lenders to annul the Lien, a photocopy of which document is attached as Appendix "C", to this Loan Agreement. Each of the Lenders shall also deposit with the Trustee the form required in order to annul the UCC Lien, a photocopy of which document is



                                     EX1-5
attached as Appendix "D" to this Loan Agreement. The Pledged Share certificate(s), the Deeds of Transfer, the Lenders' notice of -annulment of the Liens, the Note, as defined below, and the Proxy, as defined below, shall hereinafter be referred to as the "Escrow Documents". The Borrower hereby undertakes to deposit in escrow with the Trustee, immediately upon Trustee's written request, any further documents and authorizations which the Trustee may demand of the Borrower, which in Trustee's opinion shall be required in order to implement and give effect to the provisions and intent of this Loan Agreement

8.5 Immediately following the date of execution of this Loan Agreement, the Trustee shall cause a search to be conducted with the Registrar of Liens in Israel in order to verify that no lien is in existence on the Pledged Shares, and provided that no prior lien has been registered then the Trustee shall cause the Lien to be registered on the Pledged Shares with Registrar of Liens in Israel in favor of the Trustee. The Liens shall be registered for a period of three years. All fees and expenses associated with the registration of the Liens shall be borne solely by the Borrower. The Borrower shall sign whatever documents may be required by the Trustee in order to register the Liens. The Trustee shall transfer the Loan to the Borrower only after such time as the Liens have been registered and the all Escrow Documents have been deposited with the Trustee, to the Trustee's full satisfaction. Upon the date of execution of this Loan Agreement, Borrower is also executing a Pledge and Security Agreement, in favor of the Lenders in order to secure the Lenders interest in the Pledged Shares, in the United States, which agreement is attached as Appendix "E" to this Loan Agreement. The parties agree that in the event that any contradiction shall arise between this Loan Agreement and the Pledge and Security Agreement, then the terms of this Loan Agreement shall prevail.

8.6 The Lenders declare that they are aware that the Pledged Shares have not been registered under the United States Securities Act of 1933, as amended (hereinafter: the "Act"), and may not be offered or sold except pursuant to (i) an effective registration statement under the Act, (ii) to the extent applicable, Rule 144 under the Act (or any similar rule under such Act relating to the disposition of securities), or (iii) an opinion of counsel, if such opinion shall be reasonably satisfactory to counsel to the Company, that an exemption from registration under such Act is available.

8.7 The parties agree that the Borrower shall be permitted to sell all or part of the Pledged Shares in order to repay the Loan. If the Borrower shall wish to use this right, then the Borrower shall exercise such right in the following manner:

     8.7.1. The Borrower shall give notice to the Lenders with a copy to the Trustee, stating that the Borrower wishes to sell any or all of the Pledged Shares in order to pre-pay or repay the Loan, and stating the number of Pledged Shares that he wishes to sell (hereinafter: the "OFFERED Shares") and the identity of the purchaser of the Offered Shares (hereinafter: the "Proposed Purchaser"), and the sale price (hereinafter: the "Sale Price") per share of the Offered Shares and the terms offered by the Proposed Purchaser (hereinafter: the "Notice of Election of a Sale"). The Borrower may give the Notice of Election of a Sale, at any time after making the Second Interest Payment.

     8.7.2. If the Notice of Election of Sale shall be for a sale of Pledged Shares in consideration for a sum of money which shall at the time of the proposed sale be equal to or exceed the total sum of money which is required at such time in order to make full repayment of the Loan and payment of any unpaid Interest and of any applicable Arrears Interest, then


                                     EX1-6

     Borrower shall have an absolute right to consummate the sale, provided that the consideration received from any sale of the Pledged Shares, until such time that full amount of Borrower's indebtedness is paid in full to the Lenders shall be transferred in full to the Trustee's Account. After such time as Borrower's full indebtedness to the Lenders is fully satisfied, then the Trustee shall be obligated to immediately transfer to the Borrower, the remainder of the consideration received from the sale of Pledged Shares, or if the Trustee shall determine that sufficient sums have been received by him in order to pay the Borrower's full indebtedness to the Lenders, then the Trustee shall be obligated to provide the Borrower with written release, allowing Borrower to receive directly from the purchaser of the Pledged Shares, the balance of the consideration received from the sale of such Pledged Shares.

     8.7.3.  If the  Notice of  Election  of Sale shall be for a sale of Pledged
     Shares in consideration for a sum of money which shall at the time of making of the proposed sale be less than the total sum of money which is required at such time in order to make full repayment of the Loan and to pay any unpaid Interest and to pay any applicable Arrears Interest, then Borrower shall be required to afford to the Lenders a right of first refusal to purchase the Offered Shares, at the price and on the terms offered by the Proposed Purchaser.

     8.7.4.  The Lenders'  right of first refusal shall be exercised as follows:
     If the Lenders, or any of them, shall give the Borrower notice in writing, within 7 days of the date of receipt of the Notice of Election of a Sale, that he/they agree to purchase all the Offered Shares, at the price and on the terms offered by the Proposed Purchaser (hereinafter the "Notice to Purchase"), then the Borrower shall sell the Offered Shares to such Lender, and if the Notice to Purchase was provided by more than one of the Lenders, then the Borrower shall sell the Offered Shares to such Lenders. Each Lender may provide a Notice to Purchase for no less than his proportional share of the Loan. Should the Lenders provide the Borrower with a Notice to Purchase for more than the number of shares offered, each Lender shall receive an amount of shares to be no less than his proportional share of the Loan, and any amount remaining in excess of the proportional shares of the Lenders, up to the total number of shares offered, shall be divided among the notifying Lenders pro-rata to their shares of the Loan, but no more than the number of shares that they requested. If the Borrower shall not receive Notices to Purchase as to all of the Offered Shares, within 10 days from the date of mailing of the Notice of Election of a Sale by the Borrower to the Lenders, then the Borrower shall be permitted for a period of 30 days, to sell the Offered Shares to any third party, at a price and on terms which shall not be inferior to those specified in the Notice of Election of a Sale. If a period of 30 days shall elapse and the Borrower will not have sold the Offered Shares, then any new sale of Pledged Shares proposed by him will be subject to the right of first refusal to be granted to Lenders, as set forth in Sections 8.7.2 and 8.7.3 and 8.7.4 above.

     8.7.5. The Borrower shall also be permitted, at any time, to offer to sell any or all of the Pledged Shares, to any of the Lenders, but in such event, the provisions of Section 8.7.2 above shall not apply, and all the other Lenders shall be given a right of first refusal to purchase the Offered Shares, and such right shall be exercised in the manner set forth in
     Section 8.7.3 and 8.7.4 above. In the event that any of the other Lenders gives notice that he desires to buy the Offered Shares, then the Lender which was the "Proposed Purchaser" shall only be permitted to buy such number of Offered Shares as shall bear a direct proportion to his pro-rata share of the Loan and any surplus shall be divided among the consenting Lenders to each according to his pro-rata share of the Loan.

                                     EX1-7

     8.7.6. The Borrower shall also be permitted to notify the Trustee that he wishes to sell Pledged Shares on the public market, and in such case the Trustee shall open an account with a broker licensed to act on NASDAQ and who is not affiliated with any of the Lenders (hereinafter: an "Independent Broker") and conduct sales of the Pledged Shares through the Independent Broker. It is agreed that the Independent Broker shall conduct all sales of Pledged Shares in consultation with Josephthal Lyon & Ross Incorporated of 200 Park Av. N.Y. N.Y. U.S.A. The Borrower in such case will notify the
     Trustee of the number of Pledged Shares he wishes to sell and of the minimum price for the sale. Sales conducted in this manner shall not be subject to the right of first refusal set forth in Section 8.7.3. above. Any sums received by the Trustee from-such sales shall be deposited in the Trustee's Account.

     8.7.7. In order to effect the sales contemplated by Sections 8.7.2-8.7.6 above, the Trustee shall be authorized to fill out the appropriate Share Transfer Deeds in order to effect the sale of the Offered Shares (hereinafter: the "Transferred Shares"), and to transfer to the purchaser the Share Certificates representing the Transferred Shares provided that the Trustee shall receive payment for the Transferred Shares in full from the purchaser of the Transferred Shares.

     8.7.8. Any sums received from the sale of the Transferred Shares shall be deposited into Trustee's Account and shall be used first to repay the Loan, next to pay the accrued Interest and finally to pay any Arrears Interest. Any monies received from the sale of the Transferred Shares which exceed the Borrower's total indebtedness to the Lenders, including the principal sum of the Loan, any unpaid Interest, and any applicable Arrears Interest, shall be transferred by the Trustee to the Borrower, which transfer shall be made only after the Lenders shall have received all sums owed to them.

     8.7.9. The parties understand and agree that the Borrower shall not be permitted to give a Notice of Election of Sale, in the event that the Sale Price shall be less than $1.50 per Offered Share (hereinafter: the "Minimum Transfer Price"), and the Trustee shall not execute any sale below the Minimum Transfer Price, unless the Lenders will furnish to the Trustee a prior written consent agreeing to a sale below the Minimum Transfer Price.

     8.7.10 The parties understand and agree that the Trustee shall not be required to make any inquiries as to the Election of Sale Notice, or as to any of the components of the Election of Sale Notice, other than to ascertain the Minimum Transfer Price. The parties hereby release the Trustee of any responsibility for any action taken by him in capacity of Trustee, as set forth in this Loan Agreement, provided that his actions were conducted in good faith and without willful misconduct or gross negligence.

8.8. As an additional security for the repayment of the Loan and the payment of the Interest and of the Arrears Interest, if any, the Borrower hereby agrees to make a promissory note to each of the Lenders, in the sum of the part of the loan made by each of the Lenders, bearing Interest and Arrears Interest at the rates fixed in this Loan Agreement, in the form attached as Appendix "E" to this Loan Agreement (the notes made to the Lenders shall hereinafter be referred to jointly and severally for the sake of convenience, as : the "Note"). The Borrower's wife, Mrs. Henia Nuri shall also sign the Note, as a borrower, and for the purposes of the Note, both signatories shall be considered, jointly and severally, as the Borrower. The Note shall be deposited with the Trustee as one of the Escrow Documents.

                                     EX1-8

9.    PRE-PAYMENT OF THE LOAN:

9.1. The parties agree that the Borrower shall have the right to pre-pay, in whole or in part, the principal sum of the Loan, at any time, provided however that if the pre-payment is effected prior to the making of the first or second Interest Installment then the Borrower shall be obligated to pay to Lenders, the first and second Interest Installment. If the pre-payment is made at any time after the payment of the first Interest Installment, then the sum of the pre-payment will also include any Arrears Interest which may have accumulated on Interest Installments which were paid in arrears.

9.2. In the event that the Borrower shall wish to pre-pay the principal sum of the Loan, or any part thereof, then, the Borrower shall give the Lenders 48 hours advance written notice and shall transfer the sum of the prepayment to the Lenders, in accordance with the instructions set forth in Section 3.2 above.

9.3. The sum of the pre-payment shall include in addition to the pre-paid portion of the principal sum of the Loan, accrued Interest and accrued Arrears Interest, if any, calculated pro rata temporis proportionately to the number of days which shall have elapsed from the first Interest Installment or from the last executed Interest Installment, as the case may be, and until the date upon which the Trustee's Account is actually credited with the sum of the pre-payment.

9.4. If Borrower will pre-pay only a portion of the Loan, then the Interest shall be calculated on the unpaid portion and shall be paid in installments, as set forth in Section 4.2 above.

9.5. The parties agree that upon prepayment of any part of the Loan, a proportional share of the Liens will be cancelled and a proportional share of the share certificates, which are deposited in escrow with the Trustee, will be returned to the Borrower.

10.   ACCELERATION OF PAYMENT:

10.1. The Lenders shall be entitled to demand immediate repayment of the Loan, upon the occurrence of any one of the following events:

      10.1.1. If the Borrower shall not timely pay any one of the Interest Installments.

      10.1.2. If a petition of bankruptcy shall be submitted against the Borrower and/or if the Borrower shall be declared bankrupt and the petition has not been withdrawn or struck out by the court within 21 days of the date of its submission or of the original date of the grant of the order, as the case may be.

      10.1.3. If a temporary lien has been placed by a court and/or if a lien has been placed by the Execution Office on what the Lenders may consider as a substantial part of the financial and/or other assets of the Borrower and such lien has not been lifted within 30 days of the date of its original placement.

      10.1.4.If it shall become apparent that any of the representations made by the Borrower in Section 8.2 above, are untrue.

      10.1.5.In the event that the Borrower passes away, or is incapacitated to an extent that the Borrower is bedridden or is absent from his offices for a period of 30 consecutive days.

                                     EX1-9

      10.1.6.If the closing market bid price per Pledged Share on the NASDAQ national market falls below $1.75 per Pledged Share and remains at such price for a period of at least 10 consecutive days.

      10.1.7.If the Company shall sell all or substantially all of its assets or merge with or into another corporation and the Company shall not be the surviving corporation.

      (collectively hereinafter: the "Acceleration Events").

10.2. Upon the occurrence of any one of the Acceleration Events, the Lenders shall be permitted to give the Borrower written notice that they are demanding immediate repayment of the Loan and in such event the Borrower shall be obligated within 10 days of the receipt of such notice to repay the Loan and to pay any owed Interest and to pay any applicable Arrears Interest. It is agreed that subject to the provisions of Sections 8.7.2 and 8.7.3 above, the Borrower shall be permitted to sell any or all of the Pledged Shares in order to finance the immediate repayment of the Loan provided that the sale price shall be above the Minimum Transfer Price. Borrower may exercise his right to sell Pledged Shares until such time as the Pledged Shares will have been sold by the Independent Broker, or until the Lenders obtain ownership of the Pledged Shares.

11. EXECUTION UPON THE PLEDGED SHARES OR UPON THE NOTE:

11.1. If the Borrower fails to repay the Loan, together with any accumulated Interest and any applicable Arrears Interest, either within 10 days from the receipt of notice of acceleration of payment, in accordance with Section 10.2 above, or upon expiration of the Term of the Loan, then the Borrower shall be deemed for the purposes of this Loan Agreement to be in default (hereinafter:
"Event of Default"). If an Event of Default shall occur then the Lenders, shall deliver a written notice of default to the Borrower, informing the Borrower that if he does not repay the Loan, together with accumulated Interest and any applicable Arrears Interest, in full within 10 days from the date of receipt of the demand of payment (hereinafter: the "Expiration Date"), then the Trustee shall act as provided in this Loan Agreement in order to cause repayment of the Loan to the Lenders (hereinafter: the "Demand of Payment"). A copy of the Demand of Payment shall be sent to the Trustee.

11.2. Upon the occurrence of an Event of Default, the Borrower shall not be permitted to exercise the voting rights vested in the Pledged Shares, until such time as the Lenders receive full payment of the sums owed to them pursuant to the provisions of this Loan Agreement. The Borrower by his signature hereunder, irrevocably empowers each of the Lenders to notify the Company of the fact that the voting rights regarding the Pledged Shares are vested in the Lenders, and that from that point on the Lenders are solely entitled to vote the Pledged Shares, with each Lender being granted the voting rights as to a number of Pledged Shares which is proportionate to such Lender's portion of the total Loan. The Borrower hereby executes an irrevocable proxy form empowering each Lenders to vote his proportionate part of the Pledged Shares, a copy of which proxy is attached as Appendix "F" to this Loan Agreement (hereinabove and below, collectively: the "Proxy"). On the date of execution of this Loan Agreement the Proxy is deposited with tile Trustee as one of the Escrow Documents. Upon the occurrence of an Event of Default, the Trustee shall be required to release the Proxy to the Lenders, immediately upon receipt of a written demand from the Lenders. In order to allay doubt it is specified and agreed that in the event that the Trustee shall transfer ownership of the Pledged Shares to the Lenders, as provided in Section 11.6 below, then the voting rights regarding the Pledged Shares shall vest in the Lenders by virtue of the Lenders' ownership of the Pledged Shares.

                                     EX1-10

11.3. The Demand of Payment shall also include a calculation of the exact sum which shall be due to the Lenders, as of the date of the Expiration Date (hereinafter: the "Nominal Due Sum"). The Lenders shall be permitted to include in the Nominal Due Sum: the unpaid principal sum of the Loan, any accrued Interest, any accrued Arrears Interest, any withholding or other tax which may be applied in Israel, and any costs and expenses related to collection of the Nominal Due Sum. The Nominal Due Sum shall continue to accrue Arrears Interest from the Expiration Date and until the date of actual payment in full of the Nominal Due Sum (hereinafter: the "Total Due Sum").

11.4 If the Nominal Due Sum is not paid to the Trustee by the Expiration Date, then the Lenders shall be permitted to instruct the Trustee to sell the Pledged Shares and if he is unsuccessful in executing such sale, then to release the Note to the Lenders, and such steps of execution shall be performed as follows:

      11.4.1. The Trustee shall give the Borrower a notice in writing informing the Borrower that he is executing upon such number of Pledged Shares as shall be required in order to pay the Total Due Sum to the Lenders.

      11.4.2. The Trustee shall be authorized from the Expiration Date onward (hereinafter: the "Commencement of Sale") to engage an Independent Broker to sell any or all of the Pledged Shares, as he shall deem necessary, in accordance with that stated in Section 11.4.1 above, in order to repay Borrower's full indebtedness to the Lenders. The Trustee shall for this purpose receive a written calculation from a Certified Public Accountant which will be engaged by the Trustee, who shall advise the Trustee of the Total Due Sum.

      11.4.3. The Independent Broker shall be granted full power and authority to sell any or all of the Pledged Shares, in such number as shall be determined by the Trustee, to any party whatsoever, in any manner he deems appropriate, subject to commercially reasonable practices, in order to enable the payment of the Total Due Sum to the Lenders. It is agreed and understood that within the meaning of the term "commercially reasonable practices", are included the considerations of selling a large block of Pledged Shares at a specific time, and the Independent Broker shall be authorized to conduct the sale in whatever ways, he will deem reasonable, in order to obtain the highest possible price for the Pledged Shares. The Trustee shall inform the Independent Broker that the sale of the Pledged Shares is being performed in order to obtain a sum which shall be not less than the Total Due Sum.

      11.4.4. If the Independent Broker shall be successful in selling Pledged Shares (hereinafter: the "Sold Shares") in a sum which shall be sufficient to pay the Total Due Sum to the Lenders, then the Trustee is hereby authorized to fill in the Deeds of Transfer and to furnish such Deeds of Transfer to the Transfer Agent of the Company in New York, as necessary in order to transfer ownership of the Sold Shares to the purchasers of the Sold Shares. Where the number of Sold Shares shall result in a fraction of a Share, then the Trustee shall round up the number of Sold Shares to the next Pledged Share.

      11.4.5. The parties understand and agree that the Trustee shall not be required to make any inquiries into the Nominal Due Sum or into the Total Due Sum. A written advice received by the Trustee from any Certified Public Accountant in Israel, shall serve as a sufficient basis for the Trustee to determine the Total Due Sum. The parties hereby



                                     EX1-11
          release the Trustee of any responsibility for any action taken by him in capacity of Trustee, as set forth above, provided that his actions were conducted in good faith and without willful misconduct or gross negligence.

      11.4.6. The fees charged by the C.P.A. for the services rendered by him under this Section 11.4 above, shall be paid in advance by the Borrower, and if he shall not do so, then such fees shall be added to the Total Due Sum.

11.5. The parties hereby agree that at any time up until the actual sale of the Pledged Shares by the Independent Broker in accordance with Section 11.4 above, or until the actual transfer of ownership in the Pledged Shares to the Lenders in accordance with Section 11.6 below, the Borrower shall be permitted to pay the Total Due Sum to the Trustee, for transfer to the Lenders, and in such event the Trustee shall stop all sales or transfers of the Pledged Shares, and shall return all the Escrow Documents to the Borrower.

11.6. Only in the event that the Independent Broker is unable, within a period of 60 days from the Commencement of Sale, to sell a sufficient number of Pledged Shares, in order to transfer the Total Due Sum to the Lenders, then Lenders shall be permitted to inform the Trustee that they wish to have the Pledged Shares transferred to their ownership, to each Lender in direct proportion to his pro-rata share of the Loan. In such event the value of the Pledged Shares to be transferred to the Lenders shall be determined by an expert which shall be engaged by the Trustee, at Trustee's full discretion, which expert shall not be affiliated with any of the parties to this Loan Agreement (hereinafter: the "Expert"). The determination of the Expert as to the value of the Pledged Shares shall be final, conclusive and binding upon the parties. The Trustee shall then transfer to the Lenders such number of Pledged Shares as shall be sufficient to pay to them the Total Due Sum. Any Pledged Shares, remaining in the hands of the Trustee, following the transfer of ownership to the Lenders, of the required number of Pledged Shares, shall be returned to the Borrower. If the Lenders shall choose to obtain ownership of Pledged Shares in accordance with the provisions of this Section 11.6, then the Lenders shall not be permitted to commence any separate action against Borrower, whether based on the Note, or based on this Loan Agreement. The Expert's fees shall be borne by the Borrower and paid by the Borrower in advance. If the Borrower shall not pay the Expert's fees in advance then such fees shall be added to the Total Due Sum.

11.7. Only in the event that the Lenders will not receive full repayment of the Total Due Sum, from sale of Pledged Shares, as set forth in Sections 11.4 and
11.5 above, then the Lenders shall be permitted, to inform the Trustee that they wish the Note to be released to them and the Trustee shall be then be required to release the Note to the Lenders. The Lenders shall be permitted to submit the Note for execution with Execution Office in Israel. If any part of the Total Due Sum, will have been repaid through the sale of Pledged Shares, then such sum shall be deducted from the sums collectable from the Borrower through execution of the Note.

11.8. During the period in which the Lenders are attempting to obtain payment from the Note, the Borrower shall be permitted to continue sell Pledged Shares, in accordance with the provisions of Sections 8.7.3-8.7.6 above, and any sums obtained from the sale of Pledged Shares, shall be deducted from the sums collected from the Borrower through execution of the Note.

11.9. The Trustee shall release the Escrow Documents, or whichever of them are still in his possession on the relevant date, to the Borrower, only upon the occurrence of the earlier of the following:

      11.9.1. Upon  pre-payment  of Loan,  in whole or in part,  as  provided in
           Section 9.5 above.

                                     EX1-12

      11.9.2. 14 days from the date of expiration of the Term of the Loan, unless a Demand of Payment is received by the Trustee prior to the release;

      11.9.3. If an Event of Default has occurred then immediately after receipt of written notice from the Lenders that the Total Due Sum has been fully paid.

      11.9.4. Upon receipt of written consent from the Lenders to release the Escrow Documents to the Borrower.

12.   COSTS OF COLLECTION:

12.1. Upon an Event of Default, the Borrower shall reimburse each of the Lenders with all legal fees, costs, commissions and Trustee's fees and expenses incurred by the Lenders in order to compel specific performance by Borrower of this Loan Agreement (hereinafter: the "Costs of Collection").

12.2.
 The parties agree that any payment received by the Lenders, shall be credited, to the account of the Borrower, in the following order of preference:
i) Any costs of collection, which are then outstanding; ii) Any Arrears Interest; iii) Any unpaid Interest; iv) Any unpaid principal of the Loan.

13.   TRUSTEE'S FEES:

      The parties hereby agrees to pay to the Trustee the fees to be applied by the Trustee in performance of his duties, as set forth in this Loan Agreement, and these shall be borne by the parties as set forth below.

13.1. Borrower shall solely bear the following fees:

      13.1.1. For each Notice of Election of Sale which is consummated with a purchaser who is not a Lender - a sum in N. I. S. equal to $600 plus VAT.

      13.1.2. For Trustee's actions in performing a sale through an Independent Broker, in accordance with Sections 8.7.6. and 11.4 above - a sum equal in N.I.S. to $200 per hour, plus V.A.T., for each hour devoted by the Trustee to such matter, and no less than $600, plus V.A.T..

      13.1.3. For Trustee's actions in transferring ownership in Pledged Shares to the Lenders, upon the advice of the Expert, in accordance with
           Section 11.6 above - a sum equal in N.I.S. to $200 per hour, plus V.A.T. for each hour devoted by the Trustee to such matter, and no less than $600, plus V.A.T.

 13.2.The Borrower and the Lenders shall bear in equal proportions, the fees of the Trustee, set forth below:

      13.2.1. For the handling of the distribution of each Interest Installment to the Lenders, or of any pre-payment, or of repayment of the Loan - a sum in N.I.S. equal to $500, plus VAT.

      13.2.2. For consummating a sale of Pledged Shares to the Lenders, or any of them, pursuant to a Notice to Purchase, in accordance with Sections 8.7.4 and 8.7.5 above - a sum in N.I.S. to

                                     EX1-13

     $200 per hour, plus V.A.T. for each hour devoted by the Trustee to such matter, and no less than $600, plus V.A.T..

13.3. The parties agree that the Trustee shall be permitted to collect his fees from the monies which are put into his trust pursuant to this Loan Agreement.

14.   GENERAL:

14.1. The Lenders shall be entitled to assign their respective rights and obligations under this Loan Agreement including the Lien and the UCC Lien, to any person or entity, at the Lenders's full discretion, provided however that such third party shall furnish to the Borrower and to the Trustee, a consent in writing to abide by all terms of this Loan Agreement.

14.2. The Borrower shall not be permitted to assign any of his rights and/or obligations under this Loan Agreement to any third party, without the Lenders prior written consent, which consent may be refused at the Lenders absolute and sole discretion.

14.3. The parties confirm and agree that in any event in which a party shall not exercise a right which is granted to such party under the terms of this Loan Agreement and/or under any applicable law, the waiver of the exercise of such right shall not be deemed as a waiver of such right, or of any other right available to such party, and such party shall be entitled to exercise such right in the future, and the other party shall not be entitled to raise a defense based upon an argument of waiver or estoppel.

14.4. This Loan Agreement exhausts the agreement of the parties in all matter relating to the Loan and to the Liens, and they supersede any other agreement, understanding, representation, or undertaking which may have been reached, orally or in writing, between the parties prior to the date of this Loan Agreement.

14.5. Any amendment of this Loan Agreement and/or the rescission of the Loan Agreement or any part thereof, shall be made only in writing, and only upon the signature of both parties to this Loan Agreement.

14.6. This Loan Agreement and the U.C.C. Lien shall be governed by and interpreted under the laws of the State of New York, U.S.A. (renvoi to be excluded). The federal courts situated in the Southern District of the State of New York, U.S.A., shall have exclusive jurisdiction over any dispute which may arise between the parties in any matters relating to this Loan Agreement and all of the parties hereto irrevocably waive any claim that such forum is an inconvenient forum. Notwithstanding the aforesaid it is expressly agreed that:

14.7. The Lenders, at their absolute discretion, may also institute an action against the Borrower in Israel.

      14.7.1. All matters relating to the Lien shall be governed by the laws of the State of Israel.

      14.7.2. The courts of the State of Israel, situated in Tel Aviv, shall have exclusive jurisdiction over any dispute to which the Trustee is joined as a party.

14.8. The Borrower shall solely pay any stamp tax that may be applied in the State of Israel, as to this Loan Agreement, and/or as to the registration of the Liens.

                                     EX1-14

14.9. This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

15.    NOTICES:

Any notice given by a party to other party and sent by registered mail to the address of the other party provided in the heading to this Loan Agreement, shall be deemed received by the addressee, seven days from the date of mailing. Notices delivered by courier shall be deemed received upon delivery.

16.   TRANSLATION:

The Borrower hereby confirms that this Loan Agreement has been translated to him in full and that he is signing this Loan Agreement, and taking upon himself the undertakings set forth herein, after being fully appraised of his rights and obligations herein.



                                     EX1-15

IN WITNESS WHEREOF WE HAVE HEREUNTO SET OUR HANDS:

The parties listed in Schedule 1 to this Loan Agreement, the Lenders:

                               Moshe Nuri

- ---------
                                        /s/ MOSHE NURI
                                        -------------------------

- -----------------

                                        /s/ HENIA NURI
                                        --------------------------
                                         Henia Nuri

- ------------------



I agree to fulfill the duties of Trustee, placed upon me by the parties, pursuant to this Loan Agreement:

/s/ MEIR FUCHS
- -------------------------
Adv. Meir Fuchs

                              SCHEDULE I
                        TO THE LOAN AGREEMENT

LEND                             GROSS LOAN AMOUNT

DPM Group, LP                          $1,350,000

Omotsu Holdings                        $  250,000

Carafe Investments Co., Ltd.           $  500,000

Richard Ornstein                          100,000

Miles Wittenstein                         100,000

WBM LLC                                   100,000

Keyring                                $   50,000

Fredda Sheib                           $   50,000
                                       $2,500,000

IN WITNESS WHEREOF WE HAVE HEREUNTO SET OUR HANDS:

   The parties listed in Schedule 1
   to this Loan Agreement, the Lenders:

   OMOTSU HOLD NG INC.

                                   Moshe Nuri.

BY:   /s/                         /s/ MOSHE NURI
      ----------------------     ----------------------------------

                                 /s/ HENIA NUR
                                 ----------------------------------
                                   Henia Nur.

I agree to fulfill the duties of Trustee, placed upon me by the parties, pursuant to this Loan Agreement:

/s/ MEIR FUCHS
- -----------------------
Adv. Meir Fuchs

IN WITNESS WHEREOF WE HAVE HEREUNTO SET OUR HANDS:

   The parties listed in Schedule I to this Loan Agreement, the Lenders:



                                   Moshe Nuri.

BY:                               /s/ MOSHE NURI
      ----------------------     ----------------------------------

                                 /s/ HENIA NUR
                                 ----------------------------------
                                   Henia Nur.

I agree to fulfill the duties of Trustee, placed upon me by the parties, pursuant to this Loan Agreement:

/s/ MEIR FUCHS
- --------------
Adv. Meir Fuchs

IN WITNESS WHEREOF WE HAVE HEREUNTO SET OUR HANDS:

The parties listed in Schedule I
to this Loan Agreement, the Lenders:
DPM GROUP, INC.



                                   Moshe Nuri.

BY:                               /s/ MOSHE NURI
      ----------------------     ----------------------------------

                                 /s/ HENIA NUR
                                 ----------------------------------
                                   Henia Nur.

I agree to fulfill the duties of Trustee, placed upon me by the parties, pursuant to this Loan Agreement:

/s/ MEIR FUCHS
- --------------
Adv. Meir Fuchs

IN WITNESS WHEREOF WE HAVE HEREUNTO SET OUR HANDS:

The parties listed in Schedule I
to this Loan Agreement, the Lenders:
KEYRING


                                   Moshe Nuri.

BY:   /S/ Ruth Campbell           /s/ MOSHE NURI
      ----------------------     ----------------------------------

                                 /s/ HENIA NUR
                                 ----------------------------------
                                   Henia Nur.

I agree to fulfill the duties of Trustee, placed upon me by the parties, pursuant to this Loan Agreement:

/s/ MEIR FUCHS
- --------------
Adv. Meir Fuchs

IN WITNESS WHEREOF WE HAVE HEREUNTO SET OUR HANDS:

The parties listed in Schedule I
to this Loan Agreement, the Lenders:




                                   Moshe Nuri.

BY:                               /s/ MOSHE NURI
      ----------------------     ----------------------------------

                                 /s/ HENIA NUR
      ----------------------     ----------------------------------
      WBM, LLC                     Henia Nur.


By: /s/
    ---------------------------

I agree to fulfill the duties of Trustee, placed upon me by the parties, pursuant to this Loan Agreement:

/s/ MEIR FUCHS
- --------------
Adv. Meir Fuchs

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

DPM GROUP, LP                        CARAFE MVESTMEN-TS CO. LTD.

By  DPM GROUP, INC.,
its, General Partner                 By:_________________________
                                          Name:
                                          Title:

By:_____________________________



/S/ RICHARD ORNSTEIN                 KEYRING
____________________
Richard Ornstein

                                   By:________________________

__________________________         By:________________________
Miles Wittenstein                     Name:
                                      Title:

__________________________
Fredda Sheib

                                    WBM, LLC

OMOTSU HOLDINGS, INC.

By:___________________________      By:_______________________
      Name:                             Name:
                                        Title:

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

DPM GROUP, LP                        CARAFE MVESTMEN-TS CO. LTD.

By  DPM GROUP, INC.,
its, General Partner                 By:_________________________
                                          Name:
                                          Title:

By:_____________________________



                                   KEYRING
__________________________
Richard Ornstein

                                   By:________________________
/s/ Miles Wittenstein
__________________________         By:________________________
Miles Wittenstein                     Name:
                                      Title:

__________________________
Fredda Sheib

                                    WBM, LLC

OMOTSU HOLDINGS, INC.

By:________________________         By:_______________________
      Name:                             Name:
                                        Title:





   IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

DPM GROUP, LP                        CARAFE MVESTMEN-TS CO. LTD.

By  DPM GROUP, INC.,
its, General Partner                 By:_________________________
                                          Name:
                                          Title:

By:_____________________________

- -----------------------             KEYRING
Richard Ornstein

                                    By:____________________________

/S/ Miles Wittenstein               By:____________________________
- -----------------------                Name
Miles Wittenstein                      Title:


/s/ Fredda Sheib
- -----------------------
Fredda Sheib

                                     WBM, LLC

OMOTSU HOLDINGS, INC.

By:___________________________      By:____________________________
      Name:                            Name:
                                       Title:

                         PLEDGE AND SECURITY AGREEMENT

      PLEDGE AND SECURITY AGREEMENT, dated as of March 1996 made by MOSHE NURI, of 5 David Navon St., Magshimim, Israel (the "Pledgor") to DPM Group, Omotsu Holdings, Ltd., Fredda Sheib, Carafe Investments Co., Ltd, Keyring Limited, WBM LLC, Miles Wittensteil, and Richard Ornstein (collectively, the "Lenders!'):

      Capitalized terms used but not defined herein, shall have the meaning ascribed to them in that certain loan agreement between the parties hereto, of even date herewith (the "Loan Agreement").

                           W I T N E S S E T H:

      WHEREAS, the Lenders have loaned to Pledgor the aggregate sum of TWO MILLION FIVE-HUNDRED THOUSAND DOLLARS ($2,500,000) in the amounts set forth on Schedule A annexed hereto, and may extend credit and/or other financial accommodation to Pledgor;

      NOW THEREFORE, in consideration of the premises made herein, and in order to induce the Lenders to loan Pledgor the sum of TWO MILLION FIVE-HUNDRED THOUSAND DOLLARS ($2,500,000) (the "Loan!') and to extend credit and/or other financial accommodation, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Pledgor hereby agrees with the Lenders as follows:

      1. PLED The Pledgor hereby pledges, assigns, hypothecates, transfers and delivers to Meir Fuchs, Adv. (the "Trustee") as agent for the Lenders, and hereby grants to the Trustee as agent for the Lenders a first priority lien on, and security interest in, all the Pledgor's right, title and interest in and to those certain 2,000,000 ordinary shares par value I N.I.S. per share, of Nur Advanced Technologies, Ltd. (the "Company"), beneficially owned by the Pledgor (all of which being hereinafter referred to as the "Collateral") as collateral security for the prompt and complete payment when due (whether at the stated maturity, by acceleration or otherwise) of all indebtedness, obligations and liabilities of the Pledgor to the Lenders of any nature whatsoever now existing or hereafter incurred, whether for principal, reimbursement amounts, interest, interest in arrears, fees or otherwise (all the foregoing being hereinafter called the "Obligations").

      2. LENDERS' APPOINTMENT AS ATTORNEY-IN-FACT (a) The Pledgor hereby irrevocably constitutes and appoints the Trustee as agent for the Lenders, and any officer or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of the Pledgor and in the name of Pledgor or in its own name, from time to time in the Trustees` reasonable discretion, for the purpose of carrying out the terms of this Pledge Agreement and the Loan Agreement, to take any and all appropriate action and to execute any and all documents and instruments which may be necessary or desirable to accomplish the purposes of this Pledge Agreement and the Loan Agreement as follows:

      (i) In die event that the Pledgor fails to repay the Loan, together with any accumulated interest and any applicable arrears interest either within 10 days from the receipt of notice of acceleration of payment in accordance with the Loan Agreement or upon expiration of the term of the Loan, then the Pledgor shall be deemed to be in default (hereinafter, an "Event of

     Default"). If an Event of Default shall occur then the Lender (or the Trustee as agent for the Lender) shall deliver a written notice of default to the Pledgor, informing the Pledgor that if he does not repay the Loan, together with accumulated interest and any applicable arrears interest, in full within 10 days from the date of receipt of the demand of payment (hereinafter: the "Expiration Date"), then the Trustee shall act to cause repayment of the Loan to the Lenders (the Demand of Payment");

      (ii) Upon the occurrence of an Event of Default, the Pledgor shall not be permitted to exercise the voting rights vested in the securities comprising the Collateral, until such time as the Lenders receive full payment of the sums owed to them pursuant to the provisions of the Loan Agreement and the Lenders shall receive an irrevocable proxy to vote the securities Comprising the Collateral. If the Trustee shall transfer ownership of the securities comprising the Collateral to the Lenders, as provided herein and in the Loan Agreement, then the voting rights appurtenant to the securities comprising the Collateral shall vest In the Lenders;

      (iii) If all the Obligations are not paid to the Lenders or the Trustee by the Expiration Date, then the Lenders shall be permitted to instruct the Trustee to sell the Collateral and execute on the pledge contained herein as follows:

      (A) The Trustee shall give the Pledgor written notice informing the Pledgor that the Trustee and/or the Lenders are executing upon such amount of securities comprising the Collateral as are required to be sold in order to pay all of the Obligations;

      (B) The Trustee shall be authorized from the Expiration Date onward (the "Commencement of Sale") to engage an Independent Broker (as defined in the Loan Agreement) to sell any or all of the Collateral, as the Trustee shall deem necessary, in accordance with the preceding Section 2(a)(iii)(A), in order to repay the Obligations. 7be Trustee shall for this purpose receive a written calculation from a Certified Public Accountant which will be engaged by the Trustee, who shall advise the Trustee of the Obligations. All fees expenses and costs incurred in connection with the retention of the Certified Public Accountant shall be borne by the Pledgor in advance, and upon the failure of the Pledgor to bear such amounts, such amounts shall be added to the Obligations;

     (C) The Independent Broker shall be granted full power and authority to sell any or all of the securities comprising the Collateral, in such amount as shall be determined by the Trustee to be required to satisfy all of the Obligations, to any party whatsoever, In any manner he deems appropriate, subject to-commercially reasonable practices, in order to enable the payment of the Obligations. It is agreed and understood that within the meaning of the term, "commercially reasonable practices", are included the considerations of selling a large block of securities comprising the Collateral at a specific time, and the Independent Broker shall be authorized to conduct the sale in whatever ways, he will deem reasonable, in order to obtain the highest possible price for the securities comprising the Collateral. The sale of the securities comprising the Collateral I shall be performed in coordination with Josephthal Lyon & Ross Incorporated. The Trustee shall inform the Independent Broker that the sale of the securities comprising the Collateral is being performed In order to obtain a sum which must exceed the total aggregate the Obligations;

      (D) If the Independent Broker shall be successful in selling the securities comprising the Collateral (the "Sold Shares") in a sum which shall be sufficient to pay the total outstanding Obligations, then the Trustee is hereby authorized to fill in the Deeds of Transfer (executed by the Pledgor in connection herewith) and to furnish such Deeds of Transfer to the Transfer Agent of the Company in New York as necessary in order to transfer ownership of the Sold Shares to the purchasers of the Sold Shares; and

      (E) The parties hereto understand and agree that the Trustee shall not be required to make any Inquiries into the total Obligations, but rather, a written advice received by die Trustee from any Certified Public Accountant in Israel, shall serve as a sufficient basis for the Trustee to determine the total Obligations. The parties hereby release the Trustee from any responsibility for any action taken by him in capacity of Trustee, as set forth above, provided that his actions were conducted in good faith and without willful misconduct or gross negligence.

      (iv) The parties hereby agree that at any time up until the actual sale of the securities comprising the Collateral by the Independent Broker in accordance herewith, or until the actual transfer of ownership of the securities comprising the Collateral to the Lenders in accordance herewith, the Pledgor shall be permitted to pay the Obligations, for transfer to the Lenders, and In such event the Trustee shall stop all sales or transfers of the securities comprising the Collateral;

     (v) Only in the event that the Independent Broker is unable, within a period of 60 days from the Commencement of Sale, to sell a sufficient amount of the securities comprising the Collateral, in order to transfer the total Obligations to the Lenders, the Lenders shall be permitted to inform the Trustee that they wish to have the Pledged Shares transferred to their ownership, to each Lender in direct proportion to his pro-rata share of the Loan. In such event the value of the securities comprising the Collateral to be transferred to the Lenders shall be determined by an expert which shall be engaged by the Trustee, at the Trustee's full discretion which expert shall not be affiliated with any of the parties to the Loan Agreement (the "Expert"). The determination of Expert as to the value of the securities comprising the Collateral shall be final, conclusive and binding upon the parties. The Trustee shall then transfer to the Lenders such amount of the securities comprising the Collateral as shall be sufficient to pay to each Under, the total outstanding indebtedness of the Pledgor to each Lender respectively on such Lender's respective Loan. Any securities comprising the Collateral remaining in the hands of the Trustee, following the transfer of ownership to the Lenders of the required amount of the securities comprising the Collateral, shall be returned to the Pledgor. If the Lenders shall choose to obtain ownership of securities comprising the Collateral In accordance with the provisions of this Section 1(a)(y), then the Lenders shall not be permitted to commence any separate action against Pledgor, whether based on the Loan Agreement, the promissory note (the 'Note") executed by the Ple4gor in connection with the Loan, or this Pledge and Security Agreement. The Expert's fees shall be paid by the Pledgor in advance. If the Pledgor fails to pay the Expert's fees In advance then such fees shall be added to the total outstanding indebtedness of the Pledgor to the Lenders on the Loan;

     (vi) Only In the event that the Lenders have not received the full repayment of the total Obligations from the sale of the Collateral as set forth in Sections 2.(a)(iii) and 2.(a)(iv) above, the Lenders shall be permitted to inform the Trustee that they wish the Note to be released to them and the Trustee shall then be required to release the Note to the Lenders. The Lenders shall be permitted to submit the Note for execution in any court of competent jurisdiction, including without limitation, with the Execution Office in Israel. If any part of the total Obligations, will have been repaid through the sale of all or a portion of the Collateral, then such sum shall be deducted from the sums collectable from the Pledgor through execution of the Note,

     (vii) During the period in which the Lenders are attempting to obtain payment from the Note, the Pledgor shall be permitted to continue selling securities comprising the Collateral, in accordance herewith, and any sums obtained from the sale of such securities comprising the Collateral, shall be deducted from the sums collected from the Pledgor through execution of the Note; and

     (viii) The Trustee is authorized by the Pledgor to file any Uniform Commercial Code filing statement or other document on behalf of and in the name of the Pledgor, necessary or desirable to perfect the security interest in any of the Collateral granted to the Lenders herein in any and all jurisdictions deemed appropriate by the Trustee.

     The Pledgor hereby ratifies all that said attorneys shall lawfully do or-cause to be done by virtue hereof. This power of attorney is a power coupled with an interest and shall be irrevocable.

      (b) The powers conferred on the Trustee and the Lenders hereunder are solely to protect the Lenders' interests in the Collateral and shall not impose any duty upon them to exercise any such powers. The Lenders. shall be accountable only for amounts that they actually receive as a result of the exercise of such powers and neither they nor any of their respective agents shall be responsible to the Pledgor for any act or failure to act, except for-its own gross negligence or willful misconduct.

      3. REPRESENTATIONS AND WARRANTIES. The Pledgor represents and warrants to the Lenders that the Pledgor owns the Collateral free of any claims whatsoever, and that the Pledgor has the authority to pledge the Collateral, and upon such pledge the Lenders have all the rights of a first priority perfected secured party in the Collateral.

      4. COVENANT. The Pledgor covenants and agrees with the Lenders from and after the date of this Pledge Agreement and until the Obligations are fully satisfied, that at any time and from time to time, upon the written request of the Lenders, and at the sole expense of the Pledgor, the Pledgor will promptly and duly execute and deliver any and all such further instruments and documents and take such further action as the Lenders may reasonably deem desirable in obtaining the full benefits of this Pledge Agreement and of the rights and powers herein granted, including, without limitation, the filing of any financing or continuation statements under the Uniform Commercial Code or similar laws, rules or codes in effect in any jurisdiction with respect to the liens and security interests granted hereby. The Pledgor also hereby authorizes the Lenders to file any such financing or continuation statement without the signature of the Pledgor or to sign and file any such statements on behalf of the Pledgor, to the extent permitted by applicable law. If any amount payable under or In connection with any of the Collateral shall be or become evidenced by any promissory note or other instrument, such note or instrument shall immediately be pledged to the Lenders hereunder, duly endorsed without recourse in a manner satisfactory to the Lenders.

      5. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, exclusive of such jurisdiction's conflict of law rules.

      6. The Pledgor hereby irrevocably agrees and consents that any legal action or proceedings with respect to this Pledge Agreement against the Pledgor shall be brought in the courts of the State of New York or the United States of America for the Southern District of New York, located in the State of New York, and, by execution and delivery of this Pledge Agreement, the Pledgor hereby (I) accepts the jurisdiction of the af6resaid courts; (H) irrevocably agrees to be bound by any judgment of any such court with respect to this Pledge Agreement; and (III) irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceedings with respect to this Pledge Agreement brought in any court of the United States of America or the State of New York located in the City of New York, and further irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in any inconvenient forum. Any such process or summons to be served upon Pledgor (at the option of the party bringing such action, proceeding or claim) may be served by transmitting a copy hereof, by registered or certified mail, return receipt requested, postage prepaid, addressed to It at Pledgor's last known address. Such mailing shall be deemed personal service and shall be legal and binding upon the party so served in any action, proceeding or claim.

           IN WITNESS  WHEREOF,  the Pledgor has caused this Pledge and Security
Agreement to be duly executed and delivered as of the date first set forth above.

- -----------------------------
MOSHE NURI

- ------------------------------
Witness

                            SCHEDULE 1

NAME OF LENDER                  AMOUNT OF LOAN
- ---------------                 --------------

DPM Group, LLP                  $  1,350,000

Fredda Sheib                    $     50,000

Omotsu Holdings, Inc.           $    250,000

Carafe Investments Co., Ltd.    $    500,000

Richard Ornstein                $    100,000

Miles, Wittenstein              $    100,000

Keyring                         $     50,000

WBM LLC                         $    100,000
                                $  2,500,000

                                                          EXHIBIT 2

                          O P T I O N A G R E E M E N T

                  Made and signed on the 12 day of March, 1996

                                 B E T W E E N

THE PARTIES LISTED IN SCHEDULE 1 TO THIS OPTION AGREEMENT:
(HEREINAFTER, INDIVIDUALLY: A "HOLDER" AND COLLECTIVELY: THE
"HOLDERS").

                                               ON THE FIRST PART

                             AND

MOSHE NURI ISRAELI I.D. NO. 4657557-7; AND

HENIA NURI, ISRAELI I.D. NO. 5407479-4.

BOTH OF 5 DAVID NAVON STREET, MAGSHIMIM, ISRAEL

(HEREINAFTER, JOINTLY AND SEVERALLY: "NUR").

                                             ON THE SECOND PART

WHEREAS Simultaneously with the execution of this Option Agreement, the parties to this Option Agreement entered into a Loan Agreement, under the terms of which the Holders agreed to make Nur a Loan, all as set forth in the Loan Agreement; and

WHEREAS As a further inducement to Holders to make the Loan to Nur, Nur has agreed to grant an option to Holders to purchase ordinary shares par value 1 N.I.S. per share, of NUR Advanced Technologies, Ltd. (hereinafter: the "Company"), which are registered in the name of Nur, which option is detailed in
Section 4.1 to this Option Agreement, below (hereinafter: the "Option"); and

WHEREAS The parties wish to fix in the framework of this Option Agreement the terms and conditions which shall apply to the grant of the option.


                                     E-2-1

NOW THEREFORE THE PARTIES HEREBY DECLARE AND AGREE AS FOLLOWS:

1.    PREAMBLE AND GENERAL:

1.1 The preamble and the appendices to this Option Agreement, constitute an integral and inseparable part hereof.

1.2. The section headings used in this Option Agreement, are intended solely for the convenience of the parties, and shall not be used in the interpretation of this Option Agreement.

1.3. All terms used herein and which have been defined in the Loan Agreement shall have the meaning assigned to them in the Loan Agreement, unless otherwise defined in this Option Agreement.

1.4. The Effective Date as defined in the Loan Agreement, shall also serve as the Effective Date for the purposes of this Option Agreement.

2.    THE GRANT OF THE OPTION:

2.1. Nur hereby agrees to grant an option to the Holders to purchase from Nur a total of 500,000 (five hundred thousand) shares of the Company, par value 1 N.I.S. per share, numbered from 1176 to 1177 (hereinafter: the "Option ---- ---- Shares") on the terms and conditions set forth in this Option Agreement below. The number of Option Shares which each individual Holder shall be entitled to purchase is set forth alongside the name of each Holder in Schedule 1, to this Option Agreement.

2.1.1. The parties understand and agree that the number of Option Shares, namely 500,000 shares, is based on the assumption that the Maximum Loan Amount shall be transferred to NUR. In the event that the actual loan made shall be greater than the Minimum Loan Amount but smaller than the Maximum Loan Amount, then the number of Option Shares which the Holders will entitled to purchase, pursuant to the terms of this Option Agreement, shall be reduced in direct proportion to the reduction of the Maximum Loan Amount to the actual Loan, such that the ratio of the actual Loan to the number of Option Shares, shall be 5: 1. For example if the Loan is for the Minimum Loan Amount, then the number of Option Shares shall be 200,000. The Trustee, as such term is defined below, shall cause the immediate release of the Liens on those Option Shares which are no longer part of this Option Agreement and shall immediately return to Nur those Escrow Documents, as defined below, including share certificates, which refer to the shares which are no longer subject to this Option Agreement. In the event of a reduction in the total number of Option Shares, all the provisions of this Option Agreement shall be deemed to have been amended so as to reflect such reduction. In the event that the Minimum Loan Amount is not transferred to Nur by April 1, 1996, then this Option Agreement shall be void and of no further effect whatsoever, and no party shall have claims of whatever nature against any other party.

2.1.2. The parties declare and agree that following the date of execution of this Option Agreement, new Holders whose name is not included in Schedule 1 on the date of execution of this OptionAgreement (hereinafter: the "New Holders"), may be added to Schedule 1, or may replace completely certain of the Holders, and the allocation of Option Shares to each of the Holders


                                     E-2-2
     may therefore be changed from time to time. In the event that such complete or partial replacement of Holders shall occur, as aforesaid, then Schedule 1 shall be amended from time to time, in order to reflect the amended allocation of Option Shares. Prior to becoming a party to this Option Agreement, each New Holder shall be required to sign a copy of this Option Agreement.

3.    DECLARATIONS OF NUR:

      Nur hereby warrants, represents, declares and undertakes toward each Holder, as follows:

3.1. He is the sole beneficial owner and registered holder of the Option Shares.

3.2. On the date of registration of the Liens, as defined hereunder, on the Option Shares, the Option Shares shall be free of any rights inherent in any third party, other than the Liens, including but without derogating from the generality of the above, any rights of ownership, mortgage, lien, assignment, or any other right whatsoever and the Option Shares shall at all times remain free of any rights inherent in any third party.

3.3. The Option Shares have been fully paid up to the Company, and there are no sums owed to the Company for any of the Option Shares.

3.4. To the best of his knowledge there is no impediment in law or in fact which restricts the grant of the Option or which will restrict the exercise of the Option as set forth in this Option Agreement, other than the LockUp undertaking, as described in Section 4.3 below.

3.5. In order to forestall any cause of action which may be based upon the rights of a spouse in Israel, under any applicable law or any right in equity, Nur's wife, Mrs. Henia Nuri, shall affix her signature to this Option Agreement.

4.    TERMS OF THE OPTION:

      The terms and conditions which shall apply to the grant of the Option shall be as follows:

4.1. Nur hereby grants an option to Holders to purchase from Nur 250,000 Option Shares at an exercise price of $4.50 per Share (hereinafter respectively: the "First Option Batch" and the "First Option Batch Exercise Price") and an option to purchase an additional 250,000 Option Shares at an exercise price of $5.00 per Share (hereinafter respectively: the "Second Option Batch" and the "Second Option Batch Exercise Price") (hereinafter, together respectively: the "Option Batch" and the "Exercise Price"). The number of Option Shares which each Holder shall be entitled to purchase from each Option Batch is set forth alongside the name of each Holder in Schedule 1 to this Option Agreement.

4.2. Each Holder shall have the right to exercise the Option or any part thereof, at any time, commencing from February 7, 1997(hereinafter: the "Commencement Date") and up until 5:30 P.M. of the fifth anniversary of the Effective Date (hereinafter: the "Termination Date") (hereinafter: the "Option Period").

4.3. Nur declares, and each Holder confirms that it is aware, that on the date of signature of this Option Agreement, the Option Shares are subject to a lock-up undertaking which was given by Nur to Josephthal Lyon & Ross Incorporated (hereinafter: "Josephthal"). Nur hereby undertakes to obtain the written consent of Josephthal stating that the lock-up agreement is, as of the Effective Date, no longer applicable to the Option Shares solely for the purposes of



                                     E-2-3
     consummating the transactions contemplated by this Option Agreement. In the event that Nur shall not obtain Josephthal's release as set forth above, then this Option Agreement shall be void and of no further effect whatsoever and no party shall have claims of whatever nature against any other party.

4.4. Each Holder declares that it is aware that the Option Shares have not been registered under the United States Securities Act of 1933, as amended (hereinafter: the "Act"), and may not be offered or sold except pursuant to
     (i) an effective registration statement under the Act, (ii) to the extent applicable, Rule 144 under the Act (or any similar rule under such Act relating to the disposition of securities), or (iii) an opinion of counsel, if such opinion shall be reasonably satisfactory to counsel to the Company, that an exemption from registration under such Act is available. Notwithstanding the aforesaid, Nur hereby agrees, that on the Effective Date, he shall furnish to each Holder, a resolution of the Board of Directors of the Company, stating that the Company agrees to register the Option Shares in accordance with the Act, as of December 6, 1996 (hereinafter: the "Registration Date") and to maintain the registration statement relating to such Option Shares current under the Act, until the Termination Date or until the actual exercise of all the Option Shares, whichever date shall be the earlier of the two, provided that Nur shall bear all costs, direct or indirect, incurred by the Company in connection with the registration of the Option Shares (hereinafter: the "Board Resolution"). In the event that Nur shall not obtain the Board Resolution as set forth above, then this Option Agreement shall be void and of no further effect whatsoever and no party shall have claims of whatever nature against any other party.

4.5. On the Effective Date, Nur shall furnish to each Holder an opinion rendered by Israeli counsel to the Company, stating that in the opinion of such counsel, the Board Resolution has been validly accepted in accordance with the Articles of Association of the Company, and in accordance with Provisions of the Companies Ordinance (New Version) 5743-1983, including the requirements and provisions of Chapter D 1 of the Ordinance and in accordance with the Securities Law and that no further resolutions or consents are required by any of the institutions and/or organs of the Company in order to make the Board Resolution valid (hereinafter: the "Israeli Counsel Opinion").

4.6. Nur shall solely bear all reasonable costs (excluding only any fees and expenses of Holders' counsel and any underwriting or selling commissions), fees and expenses in connection with all registration statements filed with respect to the Option Shares. If Nur shall fail to comply with the provisions of this Section 4.6 and if such non-compliance shall result in the Company's failure to file the registration statement, and/or results in the registration statement not being declared effective, by the Registration Date, then Nur shall, in addition to any other equitable or other relief available to any Holder, be liable for any and all direct damages due to loss of profit sustained by such Holder, as a result of non-registration of the Option Shares under the Act. The parties recognize and agree that the obligation to actually file the registration statement is that of the Company. Notwithstanding the aforesaid Nur undertakes and agrees to act in good faith and to commit all reasonable efforts to the best of his ability to ensure that the registration statement is filed by the Company in accordance with Board Resolution.

5.    SECURING THE OPTION:

5.1. Immediately following the signature of this Option Agreement, Nur shall deposit in escrow with Adv. Meir Fuchs, of 50 Dizengoff Street, Tel Aviv, attorney for Holders (hereinafter: the "Trustee"), share certificate/s representing the Option Shares, photocopies of which are attached as Appendix "A" to this Option Agreement, as well as Deeds of Transfer for the Option Shares, photocopies of which are attached as Appendices "B(1)-B(10)" to this Option Agreement, each of which shall be signed by Nur, but not filled in as to the number of shares or as to the date of

                                     E-2-4
     transfer. Each Holder shall also deposit with the Trustee a signed notice addressed to the Registrar of Liens in Israel, confirming the agreement of Holder to annul the Lien, as defined below, a photocopy of which document is attached as Appendix "C", to this Option Agreement. Each Holder shall also deposit with the Trustee the form required in order to annul the UCC Lien, as defined below, which form is attached Appendix "D" to this Option Agreement. The share certificate/s, the Deeds of Transfer and the Holders' notice of annulment of the Liens shall hereinafter be referred to as the "Escrow Documents". Nur hereby undertakes to deposit in escrow with the Trustee, immediately upon Trustee's written request, any further documents and authorizations which the Trustee may demand of Nur, which in Trustee's opinion shall be required in order to implement and give effect to the provisions and intent of this Option Agreement.

          5.1.1. In the event that the Trustee shall not be able to act, or shall decide that he no longer wishes to act as trustee, then the parties shall agree upon a new trustee, and if they shall not be able to agree upon a new trustee, within 14 days of the date that one party gives notice to the other party requesting agreement upon a new trustee, then the successor Trustee shall be appointed by the Chairman of the Bar Association in Israel and his decision shall be final and binding upon the parties.

5.2. Immediately following the date of signature of this Option Agreement, the Trustee shall cause a search to be conducted with the Registrar of Liens in Israel in order to verify that no lien is in existence on the Option Shares, and provided that no prior lien has been registered then the Trustee shall cause a lien to be registered on the Option Shares with Registrar of Liens in Israel in favor of the Trustee (hereinafter: the "Lien") and a UCC lien in favor of the Trustee in the State and County of New York, New York, U.S.A. (hereinafter: the "UCC Lien" and together: the "Liens"). The Liens shall be registered for a period of five years from the Effective Date. All fees and expenses associated with the registration of the Liens shall be borne solely by Nur. Nur shall sign whatever documents may required by the Trustee in order to register the Liens. After the Liens are registered in a form which shall be to the full satisfaction of the Trustee, and after the Trustee shall receive all the Escrow Documents (in the original), then the Trustee shall confirm such facts to each Holder in writing.

5.3. The Liens on the Option Shares shall remain registered until the Termination Date or until the date of the full exercise of the Option, whichever date is the earlier. In the event that the Option shall be exercised in part, then the Liens shall be amended accordingly.

5.4. The parties understand and agree that Nur shall retain all voting and other rights relating to the Option Shares until the time of exercise of the Option as to the Option Shares, or any of them, and therefore until the time of exercise of all or any part of the Option, Nur shall solely be entitled to exercise all voting rights relating to the Option Shares and to receive any and all dividends paid to the holder of the Option Shares. Upon exercise of the Option, Nur's rights shall expire as to all the Option Shares as to which the Option is exercised.

6.     EXERCISE OF THE OPTION:

      Exercise of the Option by any Holder, shall be performed in the following manner:

6.1. Such Holder shall deliver to Nur a form of election to purchase, with a copy to the Trustee, informing Nur of such Holder's election to exercise the Option, or any part thereof (hereinafter respectively: the "Exercising Holder" and the "Notice of Election to Purchase"). In the Notice of Election to Purchase, the Exercising Holder shall specify the number of Option Shares, the

                                     E-2-5

     Option Batch as to which the Notice of Exercise applies, and the applicable Exercise Price payable for such Option Shares. The Notice of Election to Purchase must be given within the Option Period.

 6.2. Together with the Notice of Election to Purchase, the Exercising Holder shall transfer by direct wire transfer to the bank account of the Trustee, at Bank Leumi Le'Israel Ltd. branch No. 863 Acct. No. 10691/53 (hereinafter: the "Trustee's Account"), the applicable Exercise Price payable for the Option Shares in accordance with the Option Batch exercised, which account the Trustee is maintaining in escrow for Nur.

 6.3. The Trustee shall ascertain that the Notice of Election to Purchase has been given within the Option Period, the validity of the Notice of Election to Purchase as to the Option Batch specified, and the applicable Exercise Price.

 6.4. If the Trustee shall be satisfied that the Notice of Election to Purchase was timely given, and that the Exercising Holder has transferred the full consideration required for the Option Shares, taking the Option Batch into account and taking the Exercise Price into account, then the Trustee shall effect a transfer to the Exercising Holder of the Option Shares purchased. The transfer to the Exercising Holder shall be performed by filling in the Share Transfer Deed and by transferring the appropriate share certificate to the transfer agent for cancellation and issuance of a new share certificate.

 6.5. Immediately after effecting the transfer of the Option Shares to the Exercising Holder, as aforesaid, the Trustee shall transfer to Nur, by direct bank transfer the total payment which was received from the Exercising Holder for the Option Shares exercised.

 6.6. The Exercising Holder and Nur shall each bear one half of the fee due to the Trustee in consideration for performance of his duties in accordance with this Option Agreement. The fee payable to the Trustee shall be a sum in New Israeli Shekels equal to $200 plus VAT, for each Notice of Election to Purchase delivered to the Trustee. Nur and each Holder agree that the Trustee shall be entitled to collect his fee from the monies which are put into his trust pursuant to this Option Agreement.

 6.7. In the event that Trustee shall not receive Notices of Election to Purchase as to all the Option Shares, by the Termination Date, then Trustee shall immediately after the Termination Date, return to Nur the Escrow Documents relating to all unexercised Option Shares.

 6.8. The parties hereby release the Trustee of any responsibility for any action taken by him in his capacity of Trustee, as set forth above, provided that his actions were conducted in good faith and without willful misconduct or gross negligence.

7.    REPURCHASE OF THE OPTION RIGHT:

      The parties hereby agree that Nur shall have the right to repurchase the Option Right, in whole or in part, at any time prior to the exercise of the Option by any Holder as to his allocation of Option Shares, which right of repurchase shall be exercised on the terms and conditions set forth below:

7.1. In the event that Nur shall have repaid at least one half of the Loan, on the date which shall be six months from the Effective Date, and provided that Nur will have timely paid all installment Payments due up until such date, then Nur shall have the right to repurchase the Option relating to 250,000 Option Shares from the Second Option Batch (the $5.00 Exercise Price Option

                                     E-2-6

     Shares), by paying each Holder a sum of $1.50 for each option to purchase Second Batch Option Shares repurchased from such Holder.

7.2. In the event that Nur shall have repaid at least one half of the Loan, on a date later than six months from the Effective Date, but no later than eight months from the Effective Date, and provided that Nur (Borrower) will have timely paid all Installment Payments due up until such date, then Nur shall have the right to repurchase the Option relating to 150,000 Shares from the Second Option Batch (the $5.00 Exercise Price Option Shares), by paying each Holder a sum of $1.50 for each option to purchase Second Batch Option Shares repurchased from such Holder.

7.3. Repurchase of the Option Right shall be effected through the Trustee, in the manner set forth in Section 6 above, and for the purposes of this
      Section 7, the term used in Section 6 "Notice of Election to Purchase" shall be replaced by the term "Notice of Election to Repurchase", and with the party giving the Notice of Election to Repurchase being Nur, instead of a Holder.

7.4. In addition to the repurchase right granted to Nur prior to the date that a Notice of Election to Purchase is given by a Holder, Nur shall also have repurchase right, after a Notice of Election to purchase shall be given, which right shall be exercised in the following manner:

      7.4.1. Nur shall have a right for period of 3 days after receipt of a Notice of Election to Purchase to notify the Exercising Holder in writing, with a copy to the Trustee, informing the Holder that Nur wishes to repurchase the option right. In this event Nur shall pay such Holder the difference between: i) the last sale price of the Company's shares on the date of exercise of the repurchase option, and ii) the Option Exercise Price.

7.5. Nur shall pay the Trustee a sum in N.I.S. equal to $200 plus V.A.T. for each Notice of Election to Repurchase given by Nur pursuant to Section 7 above. Nur agrees that the Trustee shall be entitled to collect his fee from the monies which are put into his trust pursuant to this Option Agreement.

8.    ADJUSTMENT IN THE EXERCISE PRICE:

8.1. In case the Company shall at any time subdivide or combine the outstanding Ordinary shares, the Exercise Price shall forthwith be proportionately decreased in the case of subdivision or increased in the case of combination.

8.2. Upon each  adjustment of the Exercise  Price  pursuant to the provisions of
     Section 8.1 above, the number of Option Shares purchasable by Holders upon the exercise of the Option, shall be adjusted to the nearest full amount by multiplying a number equal to the Exercise Price in effect immediately prior to such adjustment by the number of Option Shares purchasable, immediately prior to such adjustment and dividing the product so obtained by the adjusted Exercise Price.

8.3. In case of any consolidation of the Company with, or merger of the Company with, or merger of the Company into, another corporation (other than a consolidation or merger which does not result in any reclassification or change of the Ordinary Shares of the Company), or a sale of the Company for a cash sum, then the all provisions of this Option Agreement shall be deemed to apply to the reclassified or changed Ordinary shares, and Nur shall be obligated to immediately deposit with the Trustee the kind and amount of shares and other securities and property or cash receivable by Nur as owner of the Option Shares, and if such deposit is fully effected, to the full

                                     E-2-7
     satisfaction of the Trustee, then Trustee shall return to Nur the Share Certificates currently deposited with the Trustee.

9.    GENERAL:

9.1. Each Holder shall be entitled to assign all his rights and obligations under this Option Agreement including the Liens, to any person or entity, at Holders' full discretion, provided however that such third party shall furnish to the Nur and to the Trustee, a consent in writing to abide by all terms of this Option Agreement. Assignment of Holder's rights and obligations under this Option Agreement may only be performed by Holder in conjunction with assignment of all of Holder's rights and obligations under the Loan Agreement and only to the same third party to whom Holder (Lender) made an assignment pursuant to the Loan Agreement.

9.2. Nur shall not be permitted to assign any of his rights and/or obligations under this Option Agreement to any third party, without Holders' prior written consent, which consent may be refused at Holders' absolute and sole discretion.

9.3. The parties confirm and agree that in any event in which a party shall not exercise a right which is granted to such party under the terms of this Option Agreement and/or under any applicable law, the waiver of the exercise of such right shall not be deemed as a waiver of such right, or of any other right available to such party, and such party shall be entitled to exercise such right in the future, and the other party shall not be entitled to raise a defense based upon an argument of waiver or estoppel.

9.4. This Option Agreement exhausts the agreement of the parties in all matters relating to the Option and to the Liens, and supersedes any other agreement, understanding, representation, or undertaking which may have been reached, orally or in writing, between the par-ties prior to the date of this Option Agreement.

9.5. Any amendment of this Option Agreement and/or the rescission of the Option Agreement or any part thereof, shall be made only in writing, and only upon the signature of all parties to this Option Agreement.

9.6. This Option Agreement and the U.C.C Lien shall be governed by and interpreted under the laws of the State of New York, U.S.A. (renvoi to be excluded). The federal courts situated in the Southern District of the State of New York, U.S.A., shall have exclusive jurisdiction over any dispute which may arise between the parties in any matters relating to this Option Agreement and all of the parties hereto irrevocably waive any claim that such forum is an inconvenient forum. Notwithstanding the aforesaid it is expressly agreed that:

     9.6.1. The Holders, at their absolute discretion, may also institute an action against Nur in Israel.

     9.6.2. All matters relating to the Lien shall be governed by the laws of the State of Israel.

      9.6.3.The courts of the State of Israel, situated in Tel Aviv, shall have exclusive jurisdiction over any dispute to which the Trustee is joined as a party.

9.7. Nur shall solely pay any stamp tax that may be applied in the State of Israel, as to this Option Agreement, and/or as to the registration of the Lien or any other taxes as it relates to this Option Agreement, other than income tax assessable on Holder's gains.

                                     E-2-8

9.8. This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

9.9. All rights and obligations of the parties set forth in this Option Agreement shall inure to the benefit, and shall bind, their respective heirs and assigns.

10.   NOTICES:

       Any notice given by a party to other party and sent by registered mail to the address of the other party provided in the heading to this Option Agreement, shall be deemed received by the addressee, seven days from the date of mailing. Notices delivered by courier shall be deemed received upon delivery.

11.   TRANSLATION:

      Nur hereby confirms that this Option Agreement has been translated to him in full and that he is signing this Option Agreement, and taking upon himself the undertakings set forth herein, after being fully appraised of his rights and obligations herein.

      IN WITNESS WHEREOF WE HAVE HEREUNTO SET OUR HANDS:



                                     E-2-9

      IN WITNESS, WHEREOF, the parties hereto have executed this Agreement on the date first above written.
                                    _______________________________
                                    Moshe Nuri

                                    _______________________________
                                    Henia Nuri

DPM GROUP, LP                        CARAFE  INVESTMENTS CO. LTD.
By: DPM GROUP, INC.,
its, General Partner                 By:___________________________
                                          Name:
                                          Title

By____________________

/S/ RICHARD OMSTEIN                 KEYRING
- -------------------
Richard Omstein

/S/ MILES WITTENSTEIN                By:____________________________
- ----------------------                  Name:
Miles Wittenstein                       Title:


/S/ FREDDA SHEIB
- ----------------------
Fredda Sheib

OMOTSU HOLDINGS, INC.               WBM, LLC



By:________________________          By:_____________________________
  Name                                Name:
                                      Title:

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

     I agree to fulfill the duties of Trustee, placed upon me by the parties, pursuant to this Option Agreement:

                                     E-2-10

                                   SCHEDULE 1
                            TO THE OPTION AGREEMENT

LENDER                              NUMBER OF OPTION SHARES

DPM Group, LP                            270,000

Omotsu Holdings                           50,000

Carafe Investments Co., Ltd.             100,000

Richard Ornstein                          20,000

Wes Wittenstein                           20,000

WBM LLC                                   20,000

Keyring                                   10,000

Fredda Sheib                              10,000
                                          ------

                                         500,000

                                 ADDENDUM NO. 1

                        Made and signed on March 26,1996
                                     To the

                                OPTION AGREEMENT

                  Made and signed on the 12 day of March, 1996

                      (hereinafter: the "Option Agreement")

                                  B E T W E E N

THE  PARTIES  LISTED  IN  SCHEDULE  I TO  THE  OPTION  AGREEMENT:  (HEREINAFTER,
INDIVIDUALLY: A "HOLDER" AND COLLECTIVELY: THE "HOLDERS").

                                               ON THE FIRST PART
                                               -----------------

                                      AND

Moshe Nuri Israeli I.D. No. 4657557-7; and

HENIA NURI, ISRAELI I.D. NO. 5407479-4. BOTH OF 5 DAVID NAVON STREET, MAGSHIMIM, ISRAEL (HEREINAFTER, JOINTLY AND SEVERALLY: "NUR").

                                               ON THE SECOND PART
                                               ------------------

WHEREAS Pursuant to Section 4.2 of the Option Agreement, Nur granted each Holder the right to exercise the Option, or any part thereof, at any time, commencing from February 7, 1997 (hereinafter: the "Commencement Date"); and

WHEREAS Pursuant to Section 4.4 of the Option Agreement, Nur undertook to furnish to the Holders, a resolution of the Board of Directors of the Company, stating that the Company agrees to register the Option Shares in accordance with the Act, as of December 6, 1996 (hereinafter: the "Registration Date").

WHEREAS The Board of Directors of the Company has on March ___, 1996, adopted a resolution stating that:

     a. The Company agrees to grant rights to register for trading, up to 585,204 ordinary shares of the Company, held by Mr. Moshe Nur; and

     b. Nur will be entitled to exercise the registration rights by submitting a written request (hereinafter: the "Request") to the Company, and upon the receipt of the Request the Company shall prepare and submit a Registration Statement and shall commit its best efforts to cause the Registration Statement to become effective, within 60 days from the date of receipt of the Request, but in no event prior to February 6, 1997 (hereinafter: the "New Registration Date"), subject to the prior fulfillment of Nur's obligations, as set forth in the Board Resolution.

NOW THEREFORE THE PARTIES HEREBY AGREE AS FOLLOWS:

1. The Holders hereby agree that notwithstanding that stated in Section 4.4 of the Option Agreement, the New Registration Date specified in the Board Resolution as adopted by the Company is acceptable to them.

2. Nur hereby undertakes toward the Holders to submit the Request to the Company, as to the Option Shares, no later than December 5, 1996 (hereinafter: the "Submission Date"). A copy of the Request shall be furnished to the Trustee concurrently with its filing with the Company. Nur also undertakes to fulfill all the obligations set forth by the Board Resolution as a pre-condition to making the Registration Statement effective.

3. Nur agrees that the sanctions set forth in Section 4.6 of the Option Agreement shall also apply to his failure to submit the Request by the Submission Date and to his failure to fulfill any of the other obligations placed upon him by the Board Resolution.

4. All terms used in this Addendum which have been defined in the Option Agreement shall have the meaning assigned to them in the Option Agreement, unless otherwise defined in this Addendum.

The parties listed in Schedule 1 to the Option Agreement Holders:

OMATSU HOLDINGS, INC.

                                   Moshe Nuri

By:_______________________          _______________________

                                   Mrs. Henia Nuri

- -------------------------          -------------------------

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

DPM GROUP, LP                        CARAFE NVESTMENTS CO. LTD.

By: DPM GROUP, INC.,
    its, General Partner             By:___________________________
                                          Name:
                                          Title:

By:__________________
Name:
Title:

__________________________           KEYRING
Richard Ornstein

_________________________            By:_____________________________
Miles Wittenstein                        Name:
                                         Title:

_________________________
Fredda Shieb

                                     WBM, LLC

OMOTSU HOLDINGS, INC.

                                     By:______________________________
By:____________________                   Name:
   Name:                                  Title:

                                                                       EXHIBIT 3

                      S E T T L E M E N T  A G R E E M E N T
                      --------------------------------------

                  MADE AND SIGNED ON THE 6TH DAY OF APRIL 1997

                                 B E T W E E N

THE PARTIES LISTED IN SCHEDULE 1 TO THIS SETTLEMENT AGREEMENT.
(HEREINAFTER, JOINTLY AND SEVERALLY: "THE LENDERS").

                                                     ON THE FIRST
                                                     ------------

                            A N D

MOSHE NURI, BEARER OF ISRAELI I.D. NO.4657557-7
AND

Henia Nur, bearer of Israeli I.D. No.5407479-4
BOTH OF 5 DAVID NAVON STREET, MAGSHIMIM, ISRAEL.

(HEREINAFTER, JOINTLY AND SEVERALLY: THE "BORROWER").

                                                      ON THE SECOND PART
                                                      ------------------

WHEREAS    The parties signed a loan agreement on March 12, 1996; and

WHEREAS Pursuant to the Loan Agreement the Lenders made the Loan to Borrower; and

WHEREAS The sum of the Loan which was made by the Lenders to the Borrower, is a sum of US$2,500,000, namely the "Maximum Loan Sum" was loaned to the Borrower; and

WHEREAS    The Effective Date for the purposes of the Loan
           Agreement was March 12, 1996; and

WHEREAS    The Borrower secured the Loan by pledging the Pledged Shares; and

WHEREAS The Loan has not been repaid by the Borrower to the Lenders upon the expiration of the Term of the Loan; and

WHEREAS The Lenders have given Borrower a Notice of Default under the Loan Agreement, which was delivered to Borrower on March 17, 1997 (hereinafter: the "Notice of Default"); and

WHEREAS The Borrower has not repaid the Loan and the other amounts the payment of which is in arrears as set forth in the Notice of Default; and

WHEREAS The parties wish to set forth herein the method by which the Lenders shall foreclose upon the Pledged Shares.

                                     Ex4-1

WHEREAS On March 12, 1997 the parties also signed an Option Agreement, whereby the Borrower (defined as "Nur" therein) granted the Lenders (defined as "Holders" therein), an option to purchase the 500,000 Option Shares, pursuant to the terms fixed in the Option Agreement; and

WHEREAS The Borrower (Nur therein), in order to secure the Option deposited in escrow with the Trustee, the share certificates representing the Option Shares and blank signed Deeds of Transfer and agreed to the placement of registered pledge upon the Option Shares (hereinafter: the "Pledged Option Shares"); and

WHEREAS The Borrower has asked the Lenders to agree to foreclose upon the Pledged Shares in the manner provided for by this Settlement Agreement and to accept a full and unqualified transfer of ownership of the Pledged Shares and of the Option Shares to them, in lieu of repayment of the Loan, and in lieu of the Option, and subject to the terms and conditions set forth herein, the Lenders accept Borrower's proposal; and

WHEREAS In light of Borrower's default on the Loan, and subject to the terms and provisions of this Settlement Agreement, the parties agree to have the Option annulled and to use the Option Shares to repay the Loan.

NOW THEREFORE THE PARTIES DECLARE, AGREE AND UNDERTAKE AS FOLLOWS:

1. The preamble and the appendices to this Settlement Agreement constitute an integral and inseparable part hereof.

2.   The Borrower hereby acknowledges and declares as follows:

     2.1 That he is in default under the terms of the Loan Agreement and that he is unable to repay the Loan, the accrued Interest, the Arrears Interest, and the payment to the Israeli tax authorities on account of withholding tax, which was payable on the third Interest payment, but which was not timely paid.

     2.2 The sum of the Loan to be repaid is $2,500,000 (two million five hundred thousand U.S. dollars).

     2.3 The total estimated indebtedness of the Borrower toward the Lenders pursuant to the Loan Agreement, on the date of signature of this Settlement Agreement is a sum of $2,600,000.

3. Borrower has asked the Lenders to agree to foreclose upon the Pledged Shares in the manner set forth in this Settlement Agreement and to receive full and unqualified ownership and title to the Pledged Shares (total of 2,000,000 shares) in lieu of receipt of payment of a portion of the sums set forth in Sections 2.3 above (hereinafter: the "Total Debt in Default") and the Lenders agree to accept Borrower's proposal, subject to fulfillment of all the terms and conditions set forth in this Settlement Agreement below.

     3.1 TheLenders hereby acknowledge and agree that the Total Debt in Default constitutes the full and final amount of the debts owed by Borrower to the Lenders pursuant to the Loan



                                     Ex4-2

          Agreement, and that as of the date of signature of this Settlement Agreement there are no other sums or payment or any other liabilities whatsoever owed by Borrower to the Lenders pursuant to the Loan Agreement and/or the Option Agreement.

4. Immediately following signature of this Settlement Agreement the Trustee shall release to the Lenders the signed blank Deeds of Transfer of Pledged Shares which are on deposit in escrow with the Trustee.

     4.1 TheBorrower hereby instructs and empowers the Trustee to transfer to the Lenders the share certificates representing the Pledged Shares.

     4.2 By turning over the Deeds of Transfer and the share certificates relating to the Pledged Shares to the Lenders, the Lenders are foreclosing upon the Pledged Shares and the Borrower transfers full and unreserved ownership and title to the Pledged Shares, without any rights inherent in Borrower or in any third person whatsoever.

5. It is hereby agreed that upon signature of this Settlement Agreement and subject to the terms and conditions set forth herein, the Option is annulled.

     5.1 Since Borrower recognizes that foreclosure upon the Pledged Shares and the transfer of the Pledged Shares to Lenders will not fully satisfy the Total Debt in Default, the parties hereby agree that Lenders shall foreclose upon the Pledged Option Shares in the manner set forth in this Settlement Agreement in order to repay the balance of the Loan which can not be repaid by foreclosure upon the Pledged Shares and Borrower hereby transfers to the Lenders the total number of 500,000 Option Shares in order enable repayment of the Total Debt in Default.

     5.2 Immediately following signature of this Settlement Agreement the Trustee shall release to the Lenders the signed blank Deeds of Transfer of Pledged Option Shares which are on deposit in escrow with the Trustee (Upon transfer to the Lenders the Pledged Option Shares shall be hereinafter referred to as the: "500,000 Shares").

     5.3 By transferring the Deeds of Transfer and the share certificates relating to the Pledged Option Shares to the Lenders the Borrower transfers full and unreserved ownership and title to the Pledged Option Shares, without any rights inherent in Borrower or in any third person whatsoever.

     5.4 TheBorrower hereby instructs and empowers the Trustee to transfer to the Lenders the share certificates representing the Pledged Option Shares.

6. The Lenders hereby agree and undertake to act as follows with respect to the 500,000 Shares:

     6.1 TheLenders will not sell the 500,000 Shares for a period of 24 months from the date of signature of this Settlement Agreement (hereinafter: the "Limitation Period"), without the prior written consent of the Borrower.

     6.2 Upon sale or series of sales of the 500,000 Shares or any part thereof, the Lenders shall keep the first proceeds of such sale or series of sales up to a cumulative sum of $750,000.



                                     Ex4-3

     6.3 Proceeds received by the Lenders from sale or series of sales of the 500,000 Shares, above the cumulative sum of $750,000 and up to a sum of $2,000,000 will be split evenly between the Lenders and the Borrower.

     6.4 Proceeds received by the Lenders from sale or series of sales of the 500,000 Shares, above the sum of $2,000,000 and up to a sum of $5,000,000 will be split between the parties in the proportion of 25% to the Lenders and 75% to the Borrower.

     6.5 Proceeds received by the Lenders from sale or series of sales of the 500,000 Shares, above the sum of $5,000,000 will paid solely to the Borrower.

     6.6 The Lenders declare that provided this Settlement Agreement is implemented as contemplated they shall have no claims against the Borrower and there shall no be no set-off of any liability of any debt by Borrower against the sums owed by Lenders to Borrower pursuant to
          Section 6.3-6.5 above.

     6.7 The Borrower shall have the right to re-purchase the 500,000 Shares from the Lenders (hereinafter: the "Repurchase Right") at any time during the Limitation Period, on the following terms:

          6.7.1 During the first year of the Limitation Period the Borrower will pay the Lenders a total sum of $1,250,000 for all the 500, 000 Shares.

          6.7.2 During the second year of the Limitation Period the Borrower will pay the Lenders a total sum of $1,500,000 for all the 500, 000 Shares.

          6.7.3 TheBorrower shall be permitted to assign and transfer the Repurchase Right to any third party without limitation.

     6.8 From the date of signature of this Settlement Agreement the Lenders shall have full legal title and ownership of the 500,000 Shares, including all voting rights as to the 500,000 Shares.

7. In the event that this Settlement Agreement can not be performed as contemplated by the parties whether due to any impediment inherent in any third party or any impediment inherent in any governmental law, or regulation, or by any intervention of any judicial body in Israel or elsewhere, then the Lenders shall have full discretion to declare this entire Settlement Agreement void ab initio and of no effect whatsoever, and upon the occurrence of such event all rights and obligations of the parties set forth in the Loan Agreement and the Option Agreement shall be deemed to govern the relationship of the parties, as if this Settlement Agreement has not been signed. If this Settlement Agreement shall be declared void by the Lenders as set forth above then the Lenders shall be free to foreclose on the Liens which have been registered by the Borrower in favor of the Lenders on the Pledged Shares and on the Option Shares.

     7.1 In the event that an impediment arises as set forth in Section 7 above and the Lenders choose to declare this Settlement Agreement void then the provisions of the Loan Agreement shall apply to any sale of the Pledged Shares by the Trustee or by the Independent Broker, provided however that in the event that in the period intervening between the date of signature of this Settlement Agreement and the date upon which this Settlement Agreement is declared void the Lenders will sell any of the Pledged Shares and/or any of the 500,000 Shares, then the sum received by the Lenders from such sale/s

                                     Ex4-4
          shall be the sum deducted from the sums owed by the Borrower to the Lenders pursuant to the Loan Agreement.

8. This Settlement Agreement shall be governed by and interpreted under the laws of the State of Israel (renvoi to be excluded). The federal courts situated in the Southern District of the State of New York, U.S.A. shall have exclusive jurisdiction over any dispute which arise between the parties in any matters relating to this Settlement Agreement and all of the parties hereto irrevocably waive any claim that such forum is an inconvenient forum. Notwithstanding the aforesaid it is expressly agreed that:

     8.1 The Lenders, at their absolute discretion, may also institute an action against the Borrower in Israel as to all matters related to this Settlement Agreement.

     8.2 If this Settlement Agreement is declared void by the Lenders upon the occurrence of the events set fort in Section 7 above then the provisions of the Loan Agreement and the Option Agreement shall revert to bind the parties.

     8.3 The parties declare and agree that since the date for repayment of the Loan has passed prior to the date of signature of this Loan Agreement, they are willingly and knowingly setting conditions upon the provisions of the Pledge Law with respect to the manner in which the Pledge held by the Lenders on the Pledged Shares and the Pledged Option Shares will be executed upon and foreclosed, in lieu of filing a petition with the Execution Office in Israel to foreclose upon the pledges.

9. Upon full performance of all of Borrower's obligations under this Settlement Agreement and subject to the fact that no impediment shall arise to the full performance of this Settlement Agreement the Lenders release the Borrower of all of his obligations under the Loan Agreement and the Option Agreement and the Lenders shall have no personal recourse against the Borrower for repayment of the Debt-, in Default.

10. Any notice given by a party to other party and sent by registered mail to the address of the other party listed below shall be deemed received by the addressee, seven days from the date of mailing, as follows:

      To Borrower - 5 David Navon Street, Magshirnim, Israel
      To the Lenders c/o Mr. Scott Weisman 35 East 20th Street, N.Y. N.Y. U.S.A.

      Notices delivered by courier shall be deemed received upon delivery.

11. All terms used herein which have been defined in the Loan Agreement and/or in the Option Agreement and which are not otherwise defined herein, shall have the meaning ascribed to them in those agreements.

12. Upon signature and implementation of this Settlement Agreement the parties release the Trustee of all his duties and responsibilities under the Loan Agreement and the Option Agreement. Upon the occurrence of the events set forth in Section 7 above and a declaration by the Lenders as to this Settlement Agreement becoming void, the Trustee shall be automatically be appointed as the Trustee for the purposes of the Loan Agreement and the Option Agreement, should he accept such appointment.

                                     Ex4-5

13. The Borrower hereby confirms that this Settlement Agreement has been translated to him in full and that he is signing this Settlement Agreement, and taking upon himself the undertakings set forth herein, after being fully appraised of his right, and obligations herein.




                                     Ex4-6

      IN WITNESS WHEREOF WE HAVE HEREUNTO SET OUR HANDS:

   The parties listed in Schedule 1
   To this Settlement Agreement, the Lenders:

   -----------------------          Moshe Nuri

   -----------------------         /S/ MOSHE NURI
                                   -------------------
   -----------------------         Henia Nuri


   -----------------------         /S/ HENIA NURI
                                   --------------------


                                     Ex4-7

                                   SCHEDULE I

DPM GROUP

CARAFE INVESTMENTS CO. LTD.

KEYRING

OMOTSU HOLDINGS

W.B.M. LLC

MILES WITTENSTEIN

RICHARD ORNSTIEN

FREDDA SHEIB

                                                                 April 6, 1997

To:   Moshe Nur

      5 David Navon St.

      Magshimim, Israel

We undertake toward you to vote in favor of a resolution whereby the Company shall sign a consultation agreement with you under the terms of which you shall provide consultation services to the Company and the Company shall pay you a monthly consultation of a sum in NIS equal to $6,000 plus VAT, for a period of two years from the date of adoption of such resolution.

Provided that the Company will have a pre-tax profit of $500,000 upon the expiration of one year from the date of this letter we shall vote in favor of a resolution to pay a bonus to you in a sum in NIS equal to $24,000 plus VAT. The aforesaid shall apply also upon the expiration of two years from the date of this letter.

    /S/DAN PURJES
    ---------------------

    (AUTHORIZED SIGNATORY)

                                                                  April 6, 1997

To Moshe Nur 5 David Navon Street Magshimim, Israel

Dear Moshe,

Further to the Settlement Agreement which has been signed between us today, we hereby acknowledge and undertake toward you as follows:

1.   Upon implementation of the Settlement Agreement we shall become owners of

     2,500,000 ordinary shares of Nur Advanced Technologies Ltd.
     (hereinafter: the
     "Company")

2. You have furnished to us a copy of the letter of undertaking which was signed by

      Nur Focus Properties and Investments Ltd. on January 1, 1997 toward the
      Company as to which you provided your personal guaranty.

3. Under the tern-is of the personal guaranty in the event that you shall sell shares of the Company which are owned by you then you shall transfer a certain percentage of the proceeds of such sale to the Company.

4. We have examined the Letter of Undertaking and it is our interpretation that your obligation to transfer proceeds to the Company does not go into into effect in the circumstances fixed in the Settlement Agreement where a foreclosure takes place upon the Pledged Shares and the Pledged Option Shares up to the sums necessary in order to repay the Total Debt in Default as defined in the Settlement Agreement.

5. In light of that stated in Section 4 above we intend as shareholders of the Company, if and when such matter comes for vote before the shareholders of the Company, to vote in favor of a resolution which will adopt the interpretation set forth in Section 4 above.


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